Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2013 ANNUAL RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2013. This announcement, containing the full text of the 2013 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2013 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 27 March 2014 and will be despatched to holders of H shares of the Company as soon as practicable.

Chapter 1
Definitions and Statement of Material Risks
I. DEFINITIONS
In this report, unless the context otherwise requires, the expressions stated below will have the following meanings:
The Company, Company, Guangshen Railway Company Limited
Guangshen Railway
Reporting period, 12 months from January 1 to December 31, 2013 this period, this year
Same period last year, last year 12 months from January 1 to December 31, 2012
A shares Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi
H shares Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars.
ADS U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by trustees in the United States under the authorization of the Company
CSRC The China Securities Regulatory Commission
SSRB The Shenzhen Securities Regulatory Bureau of the China Securities Regulatory Commission
HKSFC The Securities and Futures Commission of Hong Kong
SSE The Shanghai Stock Exchange
SEHK The Hong Kong Stock Exchange
NYSE The New York Stock Exchange
SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
Listing Rules The listing rules of SEHK and/or the listing rules of SSE (as the case may be)
Articles The articles of associations of the Company
Company Law The Company Law of the People’s Republic of China
Securities Law The Securities Law of the People’s Republic of China
CRC China Railway Corporation
GRGC, largest shareholder Guangzhou Railway (Group) Company
GEDC Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company
YCR Guangzhou Railway Group YangCheng Railway Enterprise Development Company
GZIR Guangdong Guangzhou Intercity Rail Transportation Company Limited
WGPR Wuhan-Guangzhou Passenger Railway Line Co., Ltd.
GSHER Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited
GZR Guangzhou-Zhuhai Railway Company Limited
XSR Xiamen-Shenzhen Railway Company Limited
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
II. NOTICE OF MATERIAL RISKS
This annual report contains details of existing operating risks. Please read ‘The Board’s Discussion and Analysis on the Future Development of the Company’ in the chapter ‘Report of Directors’ for details.
012

Chapter 2
Company Profile
I. GENERAL INFORMATION OF THE COMPANY
1. Company Information
Registered Chinese name
Registered English name Guangshen Railway Company Limited
Legal representative Li Wenxin
2. Contact Person and Contact Information
Company Secretary
Representative of Securities Affairs
Name Guo Xiangdong Deng Yanxia
Address No. 1052, Heping Road, Shenzhen, Guangdong Province
Tel (86) 755-25588150
Fax (86) 755-25591480
Email ir@gsrc.com
3. Basic Information
Registered address and place of business No. 1052, Heping Road, Shenzhen, Guangdong Province
Postal code of the Company’s Registered 518010
address and place of business
Website http://www.gsrc.com
E-mail ir@gsrc.com
4. Places for Information Disclosure and Reserve Address
Newspapers for information disclosure China Securities Journal, Securities Times,
Shanghai Securities News, Securities Daily
Websites publishing the annual report http://www.sse.com.cn
http://www.hkexnews.hk
http://www.gsrc.com
Reserve address of the annual report No. 1052, Heping Road, Shenzhen, Guangdong Province
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

5. Share information of the Company

Type of the Shares	Stock Exchange	Ticker Symbol	Share Code
A Share	Shanghai Stock Exchange	廣深鐵路	601333
H Share	The Stock Exchange of Hong Kong Limited	廣深鐵路	00525
ADS	The New York Stock Exchange, Inc.	—	GSH

6. Registration alteration of the Company during the reporting period

(1) During the reporting period, there was no alteration in the registration of the Company.
(2) For Details of the first time registration of the Company, please see 'General Particulars of the Company' in the 2006 annual report.
(3) There was no change in the principal business since the listing of the Company.
(4) There was no change in the largest shareholder since the listing of the Company.

7. Other relevant information

Domestic auditor	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, The People's Republic of China
	Name of signing auditor	Chen Anqiang Qiu Xiaoying
International auditor	Name	PricewaterhouseCoopers
	Office address	22nd Floor, Prince's Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Haiwen & Partners
	Office address	20th Floor, Fortune Financial Center, 5 Dong San Huan Central Road, Chao Yang District, Beijing Municipal, The People's Republic of China
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office address	37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong
Legal advisor as to United States law	Name	Shearman & Sterling LLP
	Office address	12th Floor, Gloucester Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong
A Share registrar	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New district, Shanghai, The People's Republic of China
H Share registrar	Name	Computershare Hong Kong Investor Services Limited
	Office address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, The People's Republic of China

014

II. COMPANY PROFILE
On March 6, 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law.
In May 1996, H shares and American Depositary Shares issued by the Company were listed on the SEHK and the NYSE respectively. In December 2006, the A Share issued by the Company were listed on the SSE. In January 2007, the Company used the proceeds from the issue of A shares to acquire the railway of Guangzhou-Pingshi section, taking the coverage of the Company’s operations into the national trunk line networks. Currently, the Company is the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York.
The Company is mainly engaged in passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited (the ‘MTR’), and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives.
The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long in operation and connects the entire Guangdong Province vertically. Of which, Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou railway, forming an aorta connecting north and south China, whereas Guangzhou-Shenzhen Railway is the only railway passway from mainland China to Hong Kong, and links with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the East Rail Line in Hong Kong, forming an important integral part of the railway transportation network in the PRC.
Passenger transportation is the principal business of the Company. As of December 31, 2013, the Company operated 229 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19.5 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 111 pairs of long-distance trains. The Company adopts an ‘As-frequent-as-buses’ operation for Guangzhou-Shenzhen inter-city trains, one pair of China Railway High-speed trains (the ‘CRHs’) is dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by the Company and MTR Corporation Limited are one of the important transportation means going between Guangzhou and Hong Kong. The Company organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.
Freight transportation is an important business of the Company. The Company is well-equipped with comprehensive freight facilities and is able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo, and the rail lines operated are closely knitted with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones and plants and mines in the Pearl River Delta region via the railroad sidings. The major market of the Company’s freight transportation business is domestic mid- to long-distance transportation, and the Company enjoys competitive advantages in domestic mid- to long-distance freight transportation.
Railway operation service is an extended business of passenger and freight transportation expanded by the Company since the commencement of operation of WGPR in December 2009. So far, the Company has provided such service to WGPR, GZIR, GSHER, GZR and XSR. With the completion and commencement of operation of a series of high-speed railways and inter-city railways in ‘Pan Pearl River Delta’ successively, the geographical coverage of railway operation service provided by the Company will be more extensive. Railway operation service will also become a new business growth point of the Company.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
016

Chapter 3

Summary of Accounting Data and Financial Indicators

I. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY FOR THE PAST FIVE YEARS

(Unit: RMB thousand)

Income Items	2013	2012	Year-on-year increase/ decrease (%)	2011	2010	2009
Total revenues	15,800,677	15,091,886	4.70	14,690,835	13,484,448	12,385,757
Total operating expenses	13,927,369	13,229,398	5.28	12,101,001	11,327,270	10,448,645
Profit from operations	1,888,211	1,934,303	(2.38)	2,564,048	2,110,118	1,920,304
Profit before tax	1,701,753	1,758,136	(3.21)	2,378,337	1,925,307	1,684,790
Profit after tax	1,271,083	1,316,985	(3.49)	1,802,372	1,484,918	1,341,387
Consolidated profit attributable to equity holders	1,273,841	1,318,938	(3.42)	1,804,107	1,486,062	1,342,450
Basic earnings per share (RMB)	0.18	0.19	(5.26)	0.25	0.21	0.19
Earnings per ADS (RMB)	8.99	9.31	(3.44)	12.73	10.49	9.48

Assets and Liabilities Items	At the end of 2013	At the end of 2012	Year-on-year increase/ decrease (%)	At the end of 2011	At the end of 2010	At the end of 2009
Total assets	33,231,989	32,867,182	1.11	32,207,347	30,604,502	29,427,247
Total liabilities	6,537,624	6,871,143	(4.85)	6,819,939	6,381,926	6,122,892
Shareholders' equity interests (Excluding Non-controlling interests)	26,650,544	25,945,190	2.72	25,334,606	24,168,017	23,248,638
Net assets per share (RMB)	3.76	3.66	2.73	3.58	3.41	3.28

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
018

Chapter 4
Report of Directors
Chairman Mr. Li Wenxin
I. CHAIRMAN’S STATEMENT
Dear Shareholders,
I am hereby pleased to present the audited operating results of the Company and its subsidiaries for the year 2013 for the shareholders to review.
1. Business review
In 2013, the Company strictly upheld the operating objectives set out by the Board, strived to overcome the impacts of unfavorable factors such as slowdown in the macroeconomic growth, sluggish demand on the railway freight transportation market, intense competition in the transportation market and frequent natural disasters, vigorously fortified infrastructure safety, enhanced the operating plan of the trains, executed the reform of freight transportation organization, implemented transportation volume-increasing and revenue-increasing measures, expanded the scope of diversified operation, regulated the management of the Company’s operations, and ensured the safety and stability of transportation and production. Both operating revenues and passenger delivery volume realized increases while the tonnage of freight started to rebound since July, reflecting initial results of the freight reform. However, the net profit of the Company still recorded a decline due to increases in salaries and fees, expenses for railway network and other operating costs.
In 2013, the Company achieved a passenger delivery volume of 90.9568 million persons, representing a year-to-year increase of 7.52%; a tonnage of freight of 20.3443 million tonnes, representing a year-to-year decrease of 4.81%, generating operating revenues of RMB15,801 million, representing a year-to-year increase of 4.70%; consolidated profits attributable to shareholders of RMB1,274 million, representing a year-to-year decrease of 3.42%; and basic earnings per share of RMB0.18.
In 2013, the Board has conscientiously performed its duties under the Articles, and all Directors have faithfully and diligently commenced their tasks and strived to enhance the level of management of the Company and regulated the operation management of the Company. The Company has convened 2 general meetings, 8 meetings of the Board and 6 meetings of the audit committee, in which major issues related to the financial budget, production and operation, connected transactions as well as system establishment went through scientific decision-making process to ensure the sustained stable development of the Company.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
The Company upholds long-term and stable cash dividend policy. The Board recommends the payment of final cash dividend for 2013 of RMB0.08 per share, representing 44.44% of the basic earnings per share of this year. The proposed final dividend for 2013 shall be subject to approval at the annual general meeting to be held on May 29, 2014.
2. Prospects
In 2014, the Company will follow the sound leadership and scientific decisions of the Board and uphold the operating objectives of the Company, proactively adapt to the market orientation of the railway system reform, firmly promote safety and risk management, incessantly deepen the reform of transportation organization, forcefully develop the core businesses of passenger and freight transportation, enhance and perfect the service management of railway operation, reinforce the efforts of operation, development and management, as well as further perfect the Company’s governance, regulate the Company’s operation, step up the management of the Company, promote the development of the Company in the areas of safety, operation, construction and stability, with the objective of shaping the Company into a listed company that epitomizes safety and control, quality service, sound efficiency, and scientific management.
In respect of safe production: to establish a solid belief in safe development, to deepen the implementation of safety management, with the aim of ensuring the safety, continuation and stability of railway transportation.
In respect of corporate governance: to adhere to the principle of corporate governance by law, further perfect the governance structure and system of the Company as a corporate person, and maintain the legal interests of all categories of shareholders; augment the internal control system, improve the internal control environment, regulate the internal decision procedures and ensure the operation of the Company in compliance with the laws and regulations; to fortify implementation of the information disclosure principle of ‘truthfulness, accuracy, completeness, timeliness and fairness’ in an effort to enhance the quality of information disclosure and increase the transparency of the Company.
In respect of operation management: tap into the potential passenger transportation market, enhance the reform of transportation system, regulate the service management of railway operation, and implement the operating strategy of diversification in depth; persist in customer and market orientation, reform of the service and facilities of passenger and freight transportation, and comprehensively enhance the quality of service; stringently execute the internal control system, strengthen budget management from all angles, regulate the tender and procurement exercises, and step up cost and expense control.
I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects, create new values for our shareholders and make fresh contributions to the development of society under the strong support of all shareholders and various sections of the public, along with the joint efforts of the Board, supervisory committee, management and all the staff.
By order of the Board
Li Wenxin
Chairman of the Board
Shenzhen, China
March 27, 2014
020

Director General Manager Mr. Shen Yi
II. THE BOARD’S DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD
In 2013, the operating revenues of the Company were RMB15,801 million, representing an increase of 4.70% from RMB15,092 million of the same period of last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB8,058 million, RMB1,603 million, RMB5,035 million and RMB1,104 million, respectively, accounting for 51.00%, 10.15%, 31.86% and 6.99% of the total revenues, respectively. Profit from operation was RMB1,888 million, representing a year-on-year decrease of 2.38% from RMB1,934 million; consolidated profit attributable to equity holders was RMB1,274 million, representing a year-on-year decrease of 3.42% from RMB1,319 million.
I. Analysis of principal operations
1. Changes in items of income statement and cash flow statement
Unit: RMB thousand

Item	Current period	Last period	Change (%)
Operating revenues	15,800,677	15,091,886	4.70
Operating expenses	13,927,369	13,229,398	5.28
Finance costs	191,686	187,073	2.47
Income tax expenses	430,670	441,151	(2.38)
Cash flows from operating activities	1,883,411	2,177,673	(13.51)
Cash flows from investing activities	(1,572,961)	(2,160,895)	(27.21)
Cash flows from financing activities	(572,785)	(708,522)	(19.16)

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

2. Revenue

(1) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at December 31, 2013, the Company operated a total of 229 pairs of passenger trains on a daily basis according to its train schedule, among which there were 105 pairs of Guangzhou-Shenzhen inter-city express trains (including 19.5 pairs of back up trains); 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 111 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the period in comparison with those in the same period of last year:

	2013	2012	Year-on-year increase/ decrease (%)
Passenger transportation revenues (RMB)	8,058,291,095	7,841,090,787	2.77
— Guangzhou-Shenzhen inter-city trains	2,415,826,918	2,373,603,654	1.78
— Through Trains	498,268,100	480,223,336	3.76
— Long-distance trains	5,144,196,077	4,987,263,797	3.15
Passenger delivery volume (persons)	90,956,805	84,598,653	7.52
— Guangzhou-Shenzhen inter-city trains	36,979,072	35,784,133	3.34
— Through Trains	3,909,405	3,764,122	3.86
— Long-distance trains	50,068,328	45,050,398	11.14
Revenue per passenger delivered (RMB)	N/A	N/A	—
— Guangzhou-Shenzhen inter-city trains	65.33	66.33	(1.51)
— Through Trains	127.45	127.58	(0.10)
— Long-distance trains	N/A	N/A	—
Total passenger-kilometers (passenger-kilometers)	27,844,646,000	26,788,800,000	3.94
Revenue per passenger-kilometer (RMB)	0.29	0.29	—

- **The increase in passenger transportation revenues was mainly due to:** increase in the passenger delivery volume of long-distance trains, Guangzhou-Shenzhen inter-city trains and through trains and thereby corresponding increases in the revenue.
- **The increase in the passenger delivery volume was mainly due to:** (a) relatively significant increase in the passenger delivery volume of long-distance trains due to the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains by the Company on July 1, 2012, the opening of long-distance trains from Shenzhen East Station to various cities such as Nanning and Chengdu on December 21, 2012 and the opening of long-distance trains from Shenzhen Station to Yantai Station on July 1, 2013; (b) Guangzhou-Shenzhen inter-city trains implemented the new train schedule from December 21, 2012 that has increased the number of pairs of trains and thereby a corresponding increase in the passenger delivery volume; (c) an increase in the number of travelers selecting to travel to Hong Kong and Macau by the Canton-Kowloon Through Trains due to continuous appreciation of Renminbi and the installation of more comfortable trains of a new model from December 21, 2012 for the Canton-Kowloon Through Trains.

022

(2) Freight transportation

Freight transportation is the important transportation business segment of the Company including the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for the period in comparison with those in the same period of last year:

	2013	2012	Year-on-year increase/ decrease (%)
Freight transportation revenues (RMB)	1,603,288,242	1,344,113,255	19.28
— Outbound freight	527,411,807	461,792,700	14.21
— Inbound freight, including arrival and pass-through freight	904,908,314	831,916,546	8.77
— Other revenues from freight transportation	170,968,121	50,404,009	239.20
Tonnage of freight (tonnes)	59,556,405	62,671,108	(4.97)
— Outbound freight	20,344,321	21,372,843	(4.81)
— Inbound freight, including arrival and pass-through freight	39,212,084	41,298,265	(5.05)
Revenue per tonne (RMB)	26.92	21.45	25.50
— Outbound freight	25.92	21.61	19.94
— Inbound freight, including arrival and pass-through freight	23.08	20.14	14.60
Total tonne-kilometers (tonne-kilometers)	13,293,833,000	14,620,500,000	(9.07)
Revenue per tonne-kilometer (RMB)	0.12	0.09	33.33

- **The increase in freight transportation revenues was mainly due to:** (a) the implementation of reform of freight transportation organization for railway across the PRC in June 2013 under which the Company has undertaken some of the freight transportation business and assets previously operated by the Guangzhou Branch Company of China Railway Express and the Dalang Handling Station of China Railway Container and thereby a corresponding increase in the related revenue; (b) an increase of RMB1.5 cents in the average transportation cost of railway freight transportation across the PRC from February 20, 2013.

- **The decrease in freight volume was mainly due to:** (a) sluggish market demand for bulk goods such as metal ores, non-metal ores and coal under the impact of decelerated domestic economic growth, the State's continuously increasing effort on adjusting the industry structure and other factors that led to decreases in both outbound and inbound freights volume; (b) the diversion of part of the freights of Guangzhou Port to Gaolan Port, Zhuhai upon the opening and operation of GZR.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

(3) Railway network usage and other transportation related services business

Railway network usage and services provided by the Company mainly include locomotive traction, track usage, vehicle coupling, electric catenary usage and other services, and the other transportation services include provision of railway operation services, locomotive, leasing, passenger car fueling, parcel transportation and other transportation services. The table below sets forth the revenues from railway network usage and other transportation related services for the year in comparison with those of the same period of last year:

	2013	2012	Year-on-year increase/ decrease (%)
Railway network usage and other transportation related services (RMB)	5,034,676,388	4,890,639,998	2.95
(1) Railway network usage services	3,326,538,415	3,474,241,302	(4.25)
— Locomotive traction	1,557,442,954	1,549,459,970	0.52
— Track usage	1,032,197,626	1,059,938,819	(2.62)
— Vehicle coupling	361,993,803	326,567,693	10.85
— Electric catenary usage	156,262,695	337,928,100	(53.76)
— Other services	218,641,337	200,346,720	9.13
(2) Other transportation services	1,708,137,973	1,416,398,696	20.60
— Railway operation services	1,383,904,130	1,078,244,830	28.35
— Other services	324,233,843	338,153,866	(4.12)

- **The increase in revenue from railway operation services was mainly due to:** (a) an increase in the railway operation services provided by the Company due to increased train frequency of GZIR, WGPR and GSHER; (b) railway operation services newly provided to GZR and XSR by the Company during the reporting period.

(4) Other businesses

Other businesses of the Company mainly include train repair, sales of materials and supplies, on-board catering services, sale of goods, labor services, leasing, loading and unloading and other businesses related to railway transportation. In 2013, revenues from other businesses of the Company were RMB1,104 million, representing an increase of 8.70% from RMB1,016 million of the same period last year. The increase was mainly attributable to: revenue from preliminary intervention fees, on-board catering services and train maintenance from XSR newly generated.

(5) Top five customers of the Company

Unit: RMB

	Operating revenue	Percentage to operating revenue of the Company for the year (%)
GRGC and its subsidiaries	1,723,972,246	10.9
WGPR	720,656,700	4.6
GZIR	388,890,000	2.5
Chengdu Railway Bureau	308,736,454	2.0
Wuhan Railway Bureau	249,100,429	1.6
Total	3,391,355,829	21.6

During the reporting period, apart from interests held by the largest shareholder, GRGC in the above customers, GRGC and its subsidiaries and GZIR, none of the Directors, associates of the Directors or other shareholders (with a shareholding of more than 5% in the share capital of the Company as far as the Board is aware) had any interest in the above customers.

024

3. Costs

(1) Analysis of costs

Unit: RMB thousand

By industry	Item	2013	Percentage to total cost (%)	2012	Percentage to total cost (%)	Year-on-year increase/ decrease (%)
Railway business	Business tax	357,824	2.78	340,035	2.77	5.23
	Labor and benefits	3,932,120	30.53	3,516,589	28.68	11.82
	Equipment leases and service	4,166,329	32.35	4,022,514	32.80	3.58
	Lease of land use right	56,000	0.43	54,800	0.45	2.19
	Materials and supplies	1,587,251	12.32	1,532,559	12.50	3.57
	Repair expenses (excluding materials and supplies)	501,711	3.90	696,884	5.68	(28.01)
	Depreciation of fixed assets	1,392,010	10.81	1,358,527	11.08	2.46
	Amortization of leasehold land payment	15,001	0.12	15,001	0.12	—
	Social services fees	67,990	0.53	93,090	0.76	(26.96)
	Utility and office expenses	71,525	0.55	107,216	0.87	(33.29)
	Others	731,055	5.68	525,806	4.29	39.04
	Subtotal	12,878,816	100.00	12,263,021	100.00	5.02
Other businesses	Business tax	37,098	3.54	32,845	3.40	12.95
	Labor and benefits	493,072	47.02	458,349	47.43	7.58
	Materials and supplies	338,547	32.29	317,738	32.88	6.55
	Depreciation of fixed assets	22,002	2.10	23,877	2.47	(7.85)
	Amortization of leasehold land payment	920	0.09	987	0.10	(6.79)
	Utility and office expenses	156,914	14.96	132,581	13.72	18.35
	Subtotal	1,048,553	100.00	966,377	100.00	8.50
Total		13,927,369	—	13,229,398	—	5.28

The increase in the costs of railway business was mainly due to: (a) increases in the number of employees providing railway operation services and the number of freight transportation employees subsequent to the reform of freight transportation organization, increases in salaries across the industry, increases in housing fund and base of social security payments, and increases in salaries and benefits expenses; (b) the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains by the Company from July 1, 2012 and container and parcel transportation business newly operated subsequent to the reform of freight transportation organization, and thereby increases in expenses for railway network usage settlement and truck usage; (c) increases in the railway operation services and thereby increases in the related expenses and expenditures.

The increase in the cost of other businesses was mainly due to: (a) increases in salaries across the industry, increases in housing fund and base of social security payments, and increases in salaries and benefits expenses; (b) development of other businesses that led to increases in material and water and electricity consumption and other related expenses.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
(2) Top 5 suppliers of the Company
Unit: RMB
Procurement amount
Percentage to operating expenses of the Company for the year (%)
GRGC and its subsidiaries 3,610,168,009 25.9
China Railway Materials Commercial Corp., Guangzhou Company 484,231,527 3.5
Nanchang Railway Bureau 479,279,542 3.4
Guangzhou Power Supply Co., Ltd. 339,302,922 2.4
Wuhan Railway Bureau 308,039,397 2.2
Total 5,221,021,397 37.4
During the reporting period, apart from interests held by the largest shareholder, GRGC in the above suppliers, GRGC and its subsidiaries, none of the Directors, associates of the Directors or other shareholders (with a shareholding of more than 5% in the share capital of the Company as far as the Board is aware) had any interest in the above suppliers.
4. Expenses
Unit: RMB thousand
Year-on-year increase/decrease (%)
Item 2013 2012
Major reason for the changes
Finance costs 191,686 187,073 2.47
Increase in loss arising from translation of foreign currencies
Income tax expenses 430,670 441,151 (2.38) -
5. Cash flow
In 2013, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, payment of taxes and dividends. The Company has sufficient cash flow and it believes it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs.
Unit: RMB thousand
Year-on-year increase/decrease (%)
2013
2012
Major reason for the changes
Net cash flows from operating activities
1,883,411
2,177,673 (13.51)
Increases in trade receivables and increases in operating expenses such as cash paid to employees.
Net cash flows from investment activities
(1,572,961)
(2,160,895) (27.21)
Decrease in expenses for investments in fixed assets and decreases in time deposit of more than three months.
Net cash flows from financing activities
(572,785)
(708,522) (19.16)
Decreases in cash dividend distributed during the reporting period.
026

(II) Analysis of operation by industry, product or geography

1. By industry

Unit: RMB thousand

By industry	Revenue	Cost	Gross profit margin (%)	Year-on-year increase/ decrease in revenue (%)	Year-on-year increase/ decrease in cost (%)	Year-on-year increase/ decrease in gross profit margin (%)
Railway business	14,696,255	12,878,816	12.37	4.41	5.02	(0.51)
Other businesses	1,104,422	1,048,553	5.06	8.70	8.50	0.17
Total	15,800,677	13,927,369	11.86	4.70	5.28	(0.49)

2. By geography

Unit: RMB thousand

Region	Operating revenue	Year-on-year increase/decrease in operating revenue (%)
PRC	15,800,677	4.70

(III) Analysis of assets and liabilities

1. Table of analysis of assets and liabilities

Unit: RMB thousand

Item	December 31, 2013	Percentage to total assets (%)	December 31, 2012	Percentage to total assets (%)	Increase/ Decrease (%)
Prepayments for fixed assets and construction-in-progress	9,403	0.03	49,336	0.15	(80.94)
Trade receivables	1,554,914	4.68	1,000,025	3.04	55.49
Prepayments and other receivables	244,373	0.74	147,388	0.45	65.80
Cash and cash equivalents	412,678	1.24	675,013	2.05	(38.86)
Bonds payable	—	—	3,485,473	10.60	(100.00)
Employee benefits obligations	7,909	0.02	113,901	0.35	(93.06)
Current portion of long-term debts	3,492,723	10.51	—	—	100.00

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
The decrease in prepayments for fixed assets and construction-in-progress was mainly due to: decreases in prepayment for constructions.
The increase in accounts receivable was mainly due to : increases in receivables for provision of operation service.
The increase in prepayments and other receivables was mainly due to: increases in prepayments for social insurance as at the end of the reporting period, deposits and securities.
The decrease in cash and cash equivalents was mainly due to: decreases in deposits held at call with banks.
The decrease in bonds payable and the increase in current portion of long-term debts was mainly due to: the transfer of the five-year mid-term bonds at a nominal value of RMB3,500,000,000 issued by the Company at the end of 2009 and maturing at the end of 2014 from non-current liabilities to current liabilities.
The decrease in employee benefits obligations was mainly due to: payment of termination benefits.
As at the end of the reporting period, the gearing ratio (calculated by total liabilities divided by total assets) of the Company was 19.67%.
As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits.
2. Assets at fair value and changes in the nature of measurement for the major assets
As at the end of the reporting period, the Company had no assets at fair value and there was no change in the nature of measurement for the major assets.
(IV) Analysis on investment position
1. General analysis on investments in external equity interests
During the reporting period, the Company had not made investment in securities such as stock, warrants or convertible bonds, and had not held or dealt in equity interests of other listed companies and non-listed financial enterprises. Details of investments on external equity interests of the Company at the end of the reporting period are set out in Notes 11 and 15 to the financial statements.
2. Entrusted investment and derivatives investment on non-financial companies
During the reporting period, there was no entrusted investment or entrusted loan or derivatives investment by the Company.
3. General use of raised proceeds
During the reporting period, the Company had not raised any funds and no funds raised previously have been used during the reporting period.
028

4. Use of non-raised proceeds
During the reporting period, material investment projects of the Company using non-raised proceeds are as follows:
Unit: RMB thousand
Project
Amount
Progress
Investment amount for the year
Accumulated actual investment amount
Replacement with long tracks for Beijing-Guangzhou railway
258,460
64% completed
164,780
165,820
III. THE BOARD’S DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY
1. Industry development trend and competition scenario
Industry development trend: being the aorta of the nation’s economy, an important infrastructure of the nation and a popular form of transportation, railway is of crucial importance for nation’s economic and social development. As current railway development in China falls short of satiating the demand for nation’s economic and social development, leading to tight demand railway passenger and freight transportation, the State Council has promulgated the Medium and Long-term Plan for Adjustment of Railway Network and the 12th Five-Year Development Plan for Integrated Transportation System in 2008 and 2012, respectively, which has opened up a new peak in the construction of railways, especially high-speed railways and inter-city railways, in China. Accordingly, it is anticipated that in a rather long time coming, the railway transportation industry will greet a new period of development opportunities with the capacity for railway passenger and freight transportation and market competitive position achieving notable enhancements as the PRC sustains continued stable growth, the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways complete construction and commence operation, as well as the marketization reform of the railway industry proceeds.
Industry competition scenario: in the railway transportation industry which is naturally monopoly, competition within the industry has always been very low. Currently, competition mainly comes from other transportation industries such as highway, aviation and water transportation, and is expected to exist in the long run. However, as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens, the entry barrier to the industry will decrease, investors of the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, the competition structure of the railway transportation industry is expected to experience substantial changes in the future, with more intense competition not only externally from the highway, aviation and water transportation industries but also within the industry itself.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. Development strategies of the Company
Under the sound leadership scientific decision-making by the Board, the Company will capitalize the historic opportunity of extensive railway construction, proactively adapt to the policy direction of railway system reform in order to establish a steadfast foothold in the Pan Pearl River Delta, perfect and enhance its business portfolio centered on railway passenger and freight transportation and complemented by the railway-related businesses. Striving to become a top-notch railway transportation services enterprise in the PRC and actualize its development objective of scaling up and consolidating its strengths, the Company will also focus on the improvement of quality of service in the continued efforts for the advancement of management innovation, service innovation and technology innovation.
3. Operating plans for 2014
At the 19th meeting of the sixth session of the Board held on March 27, 2014, the financial budget for 2014 were passed upon consideration. The Company plans to achieve passenger delivery volume of 93.50 million persons (excluding commissioned transportation), goods delivery volume of 23.60 million tonnes. To actualize the aforesaid objectives, the Company will focus on the following tasks:
(1) In respect of safe production: to intensify the management of safety risks, step up the management and education of safety risks, enhance the identification of and response to safety risks; perfect the regulation and control system of safety risks, and increase the investments in safety equipment.
(2) In respect of passenger transportation business: firstly, to enhance the operating plan of Guangzhou-Shenzhen inter-city passenger trains, to expedite the construction of Pinghu inter-city passenger transportation station, and to aggressively explore new growth points for the Guangzhou-Shenzhen intercity passenger trains. Secondly, to fully leverage on the transportation potentials of Dongguan station and Shenzhen East station, to enhance the operating plan of long-distance trains in the Dongguan and Shenzhen regions. Thirdly, to step up the marketing and promotion efforts for the passenger transportation services of the Canton-Kowloon Through Trains in view of the ever-increasing Mainland visitors to Hong Kong. Fourthly, to persistently cater to the needs of travelers, improve the hardware of passenger transportation services, and enhance the quality of passenger transportation services.
(3) In respect of freight transportation: firstly, to comprehensively advance the reform of freight transportation organization in order to promote the expansion, logisticization and marketization of a fully open and demand-oriented freight business. Secondly, to uphold freight transportation at unified price, to persist in eradication of surcharges, to strictly deal with non-compliant charges. Thirdly, to pinpoint the emerging freight transportation markets and to enhance the competitiveness of the railway on the high added-value freight transportation market.
(4) In respect of diversified operation: to study the development concept, measures and methods for the railway asset operation in depth, to proactively advance the integrated development and utilization of railway lands and other assets. To regulate the tendering process of diversified resources, to press forward diversified operation development of Dongguan station and Shenzhen station from a high starting point, to aggressively explore the test-points of contracted operations for diversified assets such as the train service and residential building of Shenzhen East station.
030

(5) In respect of financial management: to strengthen budget management, and to reasonably arrange budgeting expenses in stringent adherence to the principle of ‘weighting the importance and urgency, all-round coordinating, highlighting the key points, balancing income and expense’ on the prerequisite of ensuring the safety of transportation and quality of service. To fortify cost control, to regulate procurement activities, to effectively lower the procurement expenses of the Company, and to reduce the general and non-production expenses. To study the spirit of the supplementary document of ‘operation reform and expansion’ in depth, to step up price management, license management and contract management, to regulate tax-related actions, and to reduce tax-related risks.
4. Future capital demand
Currently, the Company has not investment projects of significant amount under way, and possesses adequate liquidity to maintain existing businesses. In 2014, apart from daily operating expense, the five-year mid-term bonds at a nominal value of RMB3,500,000,000 and bearing interests at a fixed rate of 4.79% per annum issued by the Company at the end of 2009 shall mature, and the Company has planned for capital investment projects of approximately RMB1,450 million, which will be funded by its own accumulated funds from daily operating revenues. For details of capital commitments and operation commitments of the Company as at the end of the reporting period, please read note 38 to the financial statements.
5. Potential risks
(1) Risks of operating environment: as the main supplier for the Shenzhen-Guangzhou-Pingshi railway transportation business, the passenger and freight transportation service of the Company mainly draws businesses from Guangdong and Hong Kong. The economic development and growth of these places pose direct influences on the development of the Company’s passenger and freight transportation business. Any slowdown in the economy growth of Guangdong and Hong Kong will lead to insufficient market demand for the transportation service of the Company and thereby affect the passenger and freight transportation business of the Company.
(2) Risks of market competition: the passenger and freight transportation service of the Company competes with other modes of transportation such as highways, water transportation and aviation. In many aspects including price, convenience, running frequency, quality of service and safety, the Company competes with vehicle transportation companies, shipping companies and airlines. Furthermore, with the opening of numerous high-speed passenger special railway lines in China and the gradual maturity of the rail transportation network in the Pearl River Delta, there is notable changes in the competition related to passenger and freight transportation in areas covered by the Company’s passenger and freight transportation service, which brings along relatively high risks to the Company’s existing passenger and freight transportation business.
(3) Risks of fluctuations and adjustments in transportation price: transportation price is one of the chief factors affecting the operating revenue of the Company. Any adjustments in the railway transportation price policy or any discrepancy between the implemented price with the expected price under the transportation price policy caused by market and other reasons will create risks to the operation of the Company.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
(4) Financial risks: operating activities of the Company may be exposed to foreign exchange risks, interest rate risks, credit risks, liquidity risks and other risks, which are set out in Note 3 to the financial statements, and the Company has not used any financial instruments to hedge these risks.
(5) Risks of natural disasters: compared to other forms of transportation, railway transportation is less affected by natural disasters. However, serious natural disasters such as widespread and sustained rain, snow and cold temperature and floods pose relatively serious threats to railway transportation and bring relatively significant risks to the operation of the Company.
IV. DURING THE REPORTING PERIOD, THERE WAS NO CHANGE IN THE COMPANY’S ACCOUNTING POLICIES, ACCOUNTING ESTIMATES, AUDIT METHODS AND RECTIFICATION OF MATERIAL ACCOUNTING ERRORS OF PREVIOUS ACCOUNTING PERIODS.
V. PLANS FOR PROFITS DISTRIBUTION OR COMMON RESERVE CAPITALIZATION
(1) Formulation, implementation, adjustment of cash dividend distribution policy
Pursuant to the related requirements of the ‘Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies’ by CSRC and SSRB, in order to further perfect the Company’s cash dividend distribution policy, regulate the decision-making mechanisms and procedures concerning its distribution plan, protect the interests of its investors, and improve the transparency of the work of cash dividend distribution, the Company amended provisions related to profit distribution in the Articles in 2012. The amended Articles clearly stipulate the standards, percentages and related decision-making procedures for cash dividend distribution by the Company, the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee of the due diligence of the Independent Directors and the full expression of the minority shareholders’ requests and fully protect the legal interests of minority shareholders.
Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, emphasized on reasonable return to investors, and at the same time strived for the sustainable development of the Company. During the reporting period, the Company implemented the profit distribution plan for 2012 and distributed a cash dividend of RMB0.08 (tax inclusive) per 10 shares to all shareholders of the Company, totaling RMB566,682,960 on the basis of the total share capital at the end of 2012.
032

(2) Profit distribution plan or budget of the Company for the past three years (including the reporting period)

Unit: RMB thousand

Year of distribution	Amount of dividend per 10 shares (incl. tax)	Amount of cash dividend (incl. tax)	Net profit for the year of distribution (*)	Percentage to net profit (%)
2013	0.80	566,683	1,273,841	44.49
2012	0.80	566,683	1,318,938	42.97
2011	1.00	708,354	1,804,107	39.26

* represents the consolidated profit attributable to the shareholders audited in accordance with the International Financial Reporting Standards.

Explanation of the profit distribution plan 2013: the Board recommended the payment of a final cash dividend for 2013 of RMB0.08 per share (including tax) to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at December 31, 2013, totaling RMB566,682,960. The above proposal is subject to approval at the 2013 annual general meeting to be held on May 29, 2014.

Holders of A Shares are reminded to timely and carefully read the announcement to be issued by the Company on distribution of dividends for 2013 which contains details of the distribution of the final dividends for 2013.

Holders of H Shares are reminded to timely and carefully read the notice of the 2013 annual general meeting and the announcement of poll results of the 2013 annual general meeting to be issued by the Company on April 10, 2014 and May 29, 2014, respectively, which contain details of the distribution of the final dividends for 2013.

To the best knowledge of the Company, as at the date of publication of this annual report, there were no any arrangements of shareholders waiving or agreeing to waive the proposed distribution of final dividend for 2013.

033

GUANGSHEN RAILWAY ANNUAL REPORT 2013
VI. ACTIVE FULFILLMENT OF SOCIAL RESPONSIBILITY
During the reporting period, the Company did not have significant environment protection or other significant social safety issues. For Details of the fulfillment of social responsibilities in the areas of transportation safety, environmental protection and social welfare by the Company in the reporting period, please read the Social Responsibility Report 2013 disclosed on the website of SSE (http://www.sse.com.cn), the website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).
VII. OTHER DISCLOSURES
1. Taxation
Details of income tax applicable to the Company during the reporting period are set out in Note 32 to the financial statements.
2. Interest Capitalized
During the reporting period, no interest was capitalized in the fixed assets or construction-in-progress of the Company.
3. Properties and Fixed Assets
During the reporting period, all properties held by the Company were all for the purpose of development, and their percentage ratio (as defined by Rule 14.04(9) of the Listing Rules) did not exceed 5%. Movements in the fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements.
4. Undistributed Profit
Details of movements in the undistributed profit of the Company during the reporting period are set out in the Statements of Changes in Equity.
5. Statutory Surplus Reserve
Details of movements in the statutory surplus reserve of the Company during the reporting period are set out in the Statements of Changes in Equity and Note 22 to the financial statements.
6. Subsidiaries
Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements.
034

7. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets
Except as disclosed in this annual report, during the reporting period, the Company had no material investment held, and had not carried out any material acquisition or disposal of subsidiaries and associates. During the reporting period, the Company had no definite plan for material investment or acquisition of capital assets.
8. Contingent liabilities
During the reporting period, the Company had no contingent liability.
9. Fixed Interest Rate
During the reporting period, apart from the five-year mid-term bonds at a nominal value of RMB3,500,000,000 and bearing interests at a fixed rate of 4.79% per annum issued by the Company at the end of 2009, there was no other loans bearing fixed interest rates.
10. Laws and Regulations
During the reporting period, the Company has complied with all relevant laws and regulations that have significant impact on the Company.
11. Persons of Significant Relationship with the Company
Save as disclosed in this annual report, the Company has no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and there was no person who had a significant impact on the business of the Company.
12. Assessment of Property Interests or Tangible Assets
During the reporting period, the Company has not valued its property interests or other tangible assets in accordance with Chapter 5 of the Listing Rules.
13. Management Contracts
During the reporting period, the Company has not entered into any contract containing the following term: the counterparty of the contract undertakes the management and administration of the whole or any substantial part of any business of the Company pursuant to the contract; and the contract was not a service contract entered into with any Director or full-time employee of the Company.
14. Loans to Entities
During the reporting period, the Company has not provided any loan to any entity.
035

GUANGSHEN RAILWAY ANNUAL REPORT 2013
Chapter 5
Matters of Importance
I. MATERIAL LITIGATION, ARBITRATION AND MATTERS DOUBTFUL TO THE GENERAL MEDIA
The Company was not involved in any material litigation, arbitration or any matters doubtful to public media in the reporting period.
II. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE DURING THE REPORTING PERIOD
During the reporting period, there was no non-operational appropriation of the Company’s fund by its controlling shareholders and their related parties.
III. BANKRUPTCY AND RESTRUCTURING AND SUSPENSION OF LISTING OR TERMINATION OF LISTING
During the reporting period, the Company had no matters in relation to bankruptcy, restructuring and no incidents of suspension of listing or termination of listing.
IV. TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISES
During the reporting period, apart from transactions of assets involved in the business combination as set out in Note 39 to the financial statements, the Company had no other significant transactions of assets or mergers of enterprises.
036

V. MATERIAL CONNECTED TRANSACTIONS
1. Connected transactions related to daily operations
Unit: RMB thousand
Party involved in connection transaction Relationship
Type of connected transaction
Content of connected transaction
Pricing principle
Amount of connected transaction
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Provision of services
Train services
Determined based on negotiation between the contracting parties with reference to full cost principle or based on a pricing scheme set by the former MOR
367,745
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Provision of services
Railway network usage fees settled through CRC
Determined based on a pricing scheme set by the former MOR
1,255,572
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Provision of services
Railway operation services
Levied based on contract prices determined based on cost plus a profit margin and agreed between both parties
76,480
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Sale of goods
Sale of materials and supplies
Determined based on negotiation between the contracting parties with reference to full cost principle
24,174
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Receipt of services
Train services
Determined based on negotiation between the contracting parties with reference to full cost principle or based on a pricing scheme set by the former MOR
665,189
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Receipt of services
Railway network usage fees settled through the CRC
Determined based on a pricing scheme set by the former MOR
1,564,499
GRGC
Largest shareholder
Receipt of services
Land lease service
Determined with reference to the contract between the both parties
56,000
GEDC and YCR
Subsidiaries of largest shareholder
Receipt of services
Consolidated transportation services
Levied based on contract prices determined based on cost plus a profit margin and agreed between both parties
67,990
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Receipt of services
Maintenance and repair services
Determined based on negotiation between the contracting parties with reference to full cost principle
346,831
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Purchase of goods
Purchase of materials and supplies
Levied based on contract prices determined based on purchase amount plus a management fee ranging from 0.3% to 5%
666,771
GRGC and its subsidiaries
Largest shareholder and its subsidiaries
Receipt of services
Project construction services
Determined by the budget under the national railway engineering quota
229,999
Other
Receipt of services
12,889
037

GUANGSHEN RAILWAY ANNUAL REPORT 2013
Explanation regarding the daily continuing connected transactions:
The conditional leasing agreement entered into by the Company and GRGC on November 15, 2004 became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million. In 2013, the Company paid a rent of RMB56 million to GRGC.
On October 27, 2010, the Company entered into a conditional comprehensive service framework agreement regarding a continuous connected transaction (“Comprehensive Service Framework Agreement”) with GRGC and agreed the annual caps of the continuing connected transaction for each of the three financial years ended December 31, 2013. On December 21, 2010, the Company convened 2010 Extraordinary General Meeting, during which shareholders approved the Comprehensive Services Framework Agreement and confirmed the annual caps of the connected transaction for 2011 to 2013. During the reporting period, the amount of connected transactions between the Company and GRGC did not exceed the cap approved at the Extraordinary General Meeting.
On October 18, 2013, the Company entered into a conditional comprehensive service framework agreement regarding a continuous connected transaction (“Comprehensive Service Framework Agreement”) with GRGC and agreed the annual caps of the continuing connected transaction for each of the three financial years ending December 31, 2016. On December 19, 2013, the Company convened 2013 Extraordinary General Meeting, during which shareholders approved the Comprehensive Services Framework Agreement and the annual caps of the connected transaction for 2014 to 2016.
As railway transportation business is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC and its subsidiaries. The regular connected transactions occurring between the Company and GRGC and its subsidiaries are determined on the basis of fairness and reasonableness and are priced with reference to market price, industrial guidance price or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.
2. Contracts entered into with the largest shareholder and its subsidiaries
Except as disclosed in this annual report, none of the Company or its subsidiaries had entered into other material contracts with the largest shareholder or its subsidiaries.
3. Connected transactions related to acquisition or disposal of assets
During the reporting period, the Company had no connected transactions related to acquisition or disposal of assets.
4. Material connected transactions related to joint external investment
During the reporting period, the Company had no material connected transaction related to joint external investment.
038

5. Connected transactions due to factors including partial restructuring
During the period, the Company had no connected transaction due to factors including partial restructuring, characteristics of the industry, national policies or mergers and acquisitions.
6. Other material connected transactions
Except as disclosed in this annual report, during the reporting period, the Company had no other material connected transaction.
7. Related claim and debt
Unit: thousand RMB
Related party
Relationship
Fund provided to related party
Opening balance
Addition
Closing balance
Shenzhen Pinghu Qun Yi Railway
Subsidiary of the Company
9,080
—
9,080
Store Loading and Unloading Company Limited
Guangzhou Tiecheng Enterprise Company Limited
Associate of the Company
14,060
240
14,300
Other entities/companies
Associate of the Company
30
(20)
10
Total
23,170
220
23,390
Addition to fund provided to the largest shareholder and its subsidiaries by the Company during the Reporting Period
—
Balance of fund provided to the largest shareholder and its subsidiaries by the Company
—
Impact of the related claim and debt on the operating results and financial position of the Company
No significant impact on the operating results and financial position of the Company
8. Confirmation of connected transactions by independent Directors
The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during the reporting period were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole, and had not exceeded the caps disclosed in the previous announcements.
In respect of each continuing connected transaction disclosed in Note 40 to the financial statements prepared in accordance with IFRS, the Company confirms that it is within the definition of “continuing connected transaction” under Chapter 14A of the Listing rules, and it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.
Details of the other related party transactions entered by the Company during the year ended the end of reporting period are set out in Note 40 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
9. Confirmation of connected transactions by the auditor
For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions for the year ended the end of the reporting period as disclosed in this annual report in accordance with the Hong Kong Standard on Assurance Engagements 3000 ‘Assurance Engagement Other Than Audits or Reviews of Historical Financial Information’ and with reference to Practice Note 740 ‘Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules’ issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the above connected transactions:
(1) nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions had not been approved by the Board;
(2) for transactions involving the provision of goods or services by the Group, nothing has come to our attention that causes us to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company;
(3) nothing has come to our attention that causes us to believe that such transactions were not entered into, in all material respects, in accordance with the terms of agreements governing such transactions;
(4) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to our attention that causes us to believe that the value of such continuing connected transactions have exceeded the maximum aggregate annual caps disclosed in the previous announcements.
VI. MATERIAL CONTRACTS AND THE IMPLEMENTATION
1. Trust, contracted businesses and leasing affairs
During the reporting period, the Company did not engage in any trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s total profit for the year.
2. Guarantees or financial assistances
During the reporting period, the Company did not have any guarantee or provide any financial assistance.
3. Pledges
During the reporting period, the largest shareholder of the Company and its de facto controller have not pledged the interests in all or part of the shares of the Company held as support for the Company’s indebtedness, guarantees or other liabilities.
4. Loan agreements
During the reporting period, the Company and its subsidiaries have not entered into any loan agreements.
5. Other material contracts
During the reporting period, save as disclosed in this annual report, the Company did not enter into any other material contracts.
040

VII. FULFILLMENT OF COMMITMENTS

During the reporting period, GRGC, the largest shareholder of the Company, fulfilled the following commitments:

1. GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company within the service territory of the Company either.

2. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.

During the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.

VIII. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

Unit: RMB thousand

Any change in accounting firm engaged	**Nil (the Company had no change in auditors during the past three years)**	
Domestic auditor	Name	PricewaterhouseCoopers Zhong Tian LLP
	Remuneration	1,850
	Term of engagement	6
International auditor	Name	PricewaterhouseCoopers
	Remuneration	5,930
	Term of engagement	11
Auditor for internal control	Name	PricewaterhouseCoopers Zhong Tian LLP
	Remuneration	300
Financial adviser	Name	Deloitte Touche Tohmatsu
	Remuneration	1,000

IX. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF

During the reporting period, none of the Company, its Directors, Supervisors, senior management, shareholders with a shareholding of more than 5%, de facto controller and purchaser was subject to any punishment by administrative institutions, judicial authorities, CSRC and relevant stock exchanges.

X. EXPLANATION OF OTHER MATERIAL EVENTS

Save as disclosed in this annual report, there was no other material event during the reporting period.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
Chapter 6
Changes in Share Capital and Particulars of Shareholders
I. PARTICULARS OF CHANGES IN SHARE CAPITAL
1. Changes in share capital
Unit: share
Before this change Increase/ After this change
Decrease during
Percentage the reporting Percentage
Number (%) period (+,-) Number (%)
I. Shares with selling restrictions — — — — —
II. Shares without selling restrictions 7,083,537,000 100.00 — 7,083,537,000 100.00
1. Renminbi-denominated ordinary shares 5,652,237,000 79.79 — 5,652,237,000 79.79
2. Overseas listed foreign shares 1,431,300,000 20.21 — 1,431,300,000 20.21
III. Total number of shares 7,083,537,000 100.00 — 7,083,537,000 100.00
2. Changes in shares with selling restrictions
As at the end of the reporting period, the Company had no shares with selling restrictions.
II. PARTICULARS OF SECURITIES ISSUE AND LISTING
1. The Company had not issued any securities for the 3 years prior to the end of the reporting period.
2. During the reporting period, there was no change in the total number of shares and structure of shareholder, asset and liability of the Company as a result of bonus issue, increase in share capital, placing, allotment of new shares or other reasons.
3. The Company had not issued shares to any of its employees.
III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLERS
1. Number of shareholders
Number of shareholders as at the end of the reporting period (Number) 347,021 (A shares: 346,570; H shares: 451)
Number of shareholders as at the end of the fifth trading day before the date of disclosure of the annual report (Number)
347,484 (A shares: 347,032; H shares: 452)
042

2. Particulars of the shareholding of the top ten shareholders

Unit: share

	Particulars of the shareholding of the top ten shareholders				
Name of shareholder (Full name)	Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restriction held	Number of shares in pledge or frozen	Nature of shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,395,948,831	19.71	—	Unknown	Foreign-funded shareholder
New China Life Insurance Company Ltd. – Bonus – Group Bonus – 018L – FH001Hu	59,628,725	0.84	—	Unknown	Other
Taiyuan Iron & Steel (Group) Company Limited	50,776,147	0.72	—	Unknown	State-owned legal person
Agricultural Bank of China – Franklin Templeton Flex Cap Market Value Equity Securities Investment Fund	43,113,500	0.61	—	Unknown	Other
China Pacific Life Insurance Company Limited – Bonus – Personal Bonus	31,249,603	0.44	—	Unknown	Other
Industrial and Commercial Bank of China – China Universal Growth Focus Equity Securities Investment Fund	26,999,867	0.38	—	Unknown	Other
Industrial Bank Company Limited – Xingquan Trend Investment Mixed Securities Investment Fund	24,999,899	0.35	—	Unknown	Other
YALE UNIVERSITY	20,482,813	0.29	—	Unknown	Foreign-funded shareholder
China Galaxy Securities Company Limited – Client Credit Trading Guarantee Security Account	19,847,482	0.28	—	Unknown	Other

043

GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

Name of shareholder (Full name)	Particulars of the shareholding of the top ten holders of shares without selling restrictions		
	Number of shares without selling restrictions held	Class and number of shares	
		Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	A shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,395,948,831	H shares	1,395,948,831
New China Life Insurance Company Ltd. – Bonus – Group Bonus – 018L – FH001Hu	59,628,725	A shares	59,628,725
Taiyuan Iron & Steel (Group) Company Limited	50,776,147	A shares	50,776,147
Agricultural Bank of China – Franklin Templeton Flex Cap Market Value Equity Securities Investment Fund	43,113,500	A shares	43,113,500
China Pacific Life Insurance Company Limited – Bonus – Personal Bonus	31,249,603	A shares	31,249,603
Industrial and Commercial Bank of China – China Universal Growth Focus Equity Securities Investment Fund	26,999,867	A shares	26,999,867
Industrial Bank Company Limited – Xingquan Trend Investment Mixed Securities Investment Fund	24,999,899	A shares	24,999,899
YALE UNIVERSITY	20,482,813	A shares	20,482,813
China Galaxy Securities Company Limited – Client Credit Trading Guarantee Security Account	19,847,482	A shares	19,847,482
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted as defined in Measures on Administration of Acquisitions of Listed Companies.		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算(代理人)有限公司, which held 1,395,948,831 H shares of the Company, representing 97.53% of the H shares in issue of the Company. These H shares were held on behalf of various clients respectively.

3. So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows:

Unit: share

Name of shareholder	Class of shares	Number of shares held	Capacity	Percentage of issued share capital of the same class (%)	Percentage of total share capital (%)
Guangzhou Railway (Group) Company	A shares	2,629,451,300(L)	Beneficial owner	46.52(L)	37.12(L)
FIL Limited	H shares	185,844,000(L)	Investment manager	12.98(L)	2.62(L)
The Bank of New York Mellon Corporation	H shares	79,230,299(L) 57,903,149(P)	Interests of controlled company Approved lending agent	5.54(L) 4.05(P)	1.12(L) 0.82(P)

Note: The letter 'L' denotes a long position; 'S' denotes a short position; and 'P' denotes the lending pool.

044

4. Information on the largest shareholder and its de facto controller
(1) Information on the largest shareholder
At the end of the reporting period, the largest shareholder of the Company is GRGC.
Unit: RMB ten thousand
Legal Date of Registered
Name Representative Incorporation Organization code capital Principal operations GRGC Li Wenxin December 5, 1992 19034882-4 6,512,704
Organization and management of railway passenger and freight transportation, technologies and other industrial development etc.
(2) Changes in the largest shareholder and its de facto controller
On March 14, 2013, the de facto controller of GRGC, namely the former Ministry of Railways of the People’s Republic of China (the “former MOR”), was dissolved in accordance with the proposal in relation to the institutional reform and functional transformation of the State Council and the ‘Reply of the State Council to Issues concerning the Establishment of China Railway Corporation’ (the “Reply”). In accordance with the Reply, the former MOR’s administrative functions were transferred to the Ministry of Transport and its subordinate body, the newly established State Railway Administration, whereas its commercial functions were transferred to the newly incorporated CRC, and its underlying assets, liabilities and staff were all transferred to CRC. GRGC was a railway corporation directly under the former MOR, and its interests would be transferred to the CRC (the “Transfer”). Upon completion of the Transfer, the de facto controller of the largest shareholder of the Company would be changed to CRC. Currently, the Company is in the course of ascertaining the progress of the Transfer and will make further disclosure concerning the progress in the due course. On April 24, 2013, the Company has issued the ‘Announcement on Change of De Facto Controller of the Largest Shareholder’ on the website of SSE (http://www.sse.com.cn) and the ‘Announcement on Change of De Facto Controller of the Largest Shareholder of the Company due to Transformation of Ministry of Railways’ on the HKExnews website of SEHK (http://www.hkexnews.hk).
(3) Chart on the property rights and controlling relationship amongst the Company and the largest shareholder and its de facto controller after the above Transfer is completed
100% 37.12% CRC GRGC The Company 045

GUANGSHEN RAILWAY ANNUAL REPORT 2013
5. Other corporate shareholders with a shareholding of 10% or above
As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).
6. Public float
As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.
7. Duplication
During the reporting period, there was no duplication between the interests of any Director, senior executive or other person.
IV. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY
As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.
V. PRE-EMPTIVE RIGHT
Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.
VI. TRANSACTIONS INVOLVING ITS OWN SECURITIES
As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities and share option schemes.
VII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES
As at the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any relief from taxation by reason of their holding of such securities pursuant to the laws of the PRC.
046

Chapter 7

Directors, Supervisors, Senior Management and Employees



Chairman of the Supervisory Committee Mr. Xu Ling

I. CHANGES IN SHAREHOLDINGS AND REMUNERATIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (CURRENT AND RESIGNED DURING THE REPORTING PERIOD)

Name	Position	Gender	Month and year of birth	Beginning of engagement period	End of engagement period	Total remuneration received from the Company (RMB ten thousand)	Total remuneration payable received from shareholders (RMB ten thousand)
Li Wenxin	Chairman	Male	April 1963	January 31, 2012	See note (1)	–	32.4
	Non-executive Director			November 10, 2011	January 30, 2012		
Shen Yi	Executive Director	Male	April 1955	June 2, 2011	See note (1)	33.4	–
	General manager			October 10, 2008	Current		
Sun Jing	Non-executive Director	Male	July 1965	May 22, 2012	See note (1)	–	25.9
Yu Zhiming	Non-executive Director	Male	April 1959	June 2, 2011	See note (1)	–	25.9
Li Liang	Non-executive Director	Male	June 1960	June 2, 2011	See note (1)	–	–
Luo Qing	Executive Director	Male	September 1964	June 2, 2011	See note (1)	28.9	–
Lo Mun Lam	Independent non-executive Director	Male	September 1953	June 2, 2011	See note (1)	13.4	–
Liu Xueheng	Independent non-executive Director	Male	April 1973	June 2, 2011	See note (1)	13.4	–
Liu Feiming	Independent non-executive Director	Female	May 1969	June 2, 2011	See note (1)	11.2	–
Xu Ling	Chairman of the Supervisory Committee	Male	January 1956	June 2, 2011	See note (1)	–	27.5
Chen Shaohong	Supervisor	Male	January 1967	June 2, 2011	See note (1)	–	30.5
Shen Jiancong	Supervisor	Male	September 1968	June 2, 2011	See note (1)	–	26.0
Li Zhiming	Supervisor	Male	May 1961	June 2, 2011	See note (1)	–	24.0
Chen Jianping	Supervisor representing employees	Male	November 1966	June 2, 2011	The date on which the resolution for election of the new supervisor representing employees by all members of the labor union of the Company	–	26.0
Xu Huiliang	Supervisor representing employees	Male	April 1963	June 2, 2011	The date on which the resolution for election of the new supervisor representing employees by all members of the labor union of the Company	24.0	–
Mu Anyun	Deputy general manager	Male	June 1960	February 23, 2009	Current	29.2	–
Guo Xiangdong	Deputy general manager	Male	November 1965	December 28, 2010	Current	28.9	–
	Secretary of the Board			January 6, 2004	Current		
Tang Xiangdong	Chief accountant	Male	September 1968	December 19, 2008	Current	28.6	–
Total	–	–	–	–	–	211.0	218.2

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
054

Note:
(1) The end of engagement period set out in the above table is the earlier of June 1, 2014 and the date on which the resolution for election of the new Board (or Supervisory Committee) is passed at the 2013 annual general meeting.
(2) During the reporting period, none of the Directors, Supervisors or senior management has held or dealt in the shares of the Company, or has held the Company’s share option or has been granted any shares with selling restrictions.
Biographies of the past five years of the current Directors, Supervisors and senior management of the Company
Li Wenxin, born in April 1963 , joined the Company in November 2011 and is the Chairman of the Company. He is a postgraduate with a master degree, a senior engineer and an associate researcher. He has worked at the Science Research Institute of the Ministry of Railways, Guangzhou Railway Bureau, GRGC, Qingzang Railway Company, transportation command center of the MOR, and Transportation Bureau of the MOR before 2007. From January 2007 to August 2009, he served as secretary of party committee and deputy dean of Railway Science Research Institute. He served as chief of diversified operation development center of MOR from September 2009 to May 2011. From June 2011 to November 2011, he has served as deputy chairman of the board of directors, general manager and deputy secretary of party committee of GRGC. Since December 2011, he has served as chairman of the board, general manager and deputy secretary of party committee of GRGC. Currently, Mr. Li is also the chairman of the board of Guangmeishan Railway Co., Ltd., Guangdong Sanmao Railway Co., Ltd., Guanghai Railway Co., Ltd. and Shichang Railway Co., Ltd..
Shen Yi, born in April 1955, joined the Company in October 2008 and is an executive Director and general manager of the Company. Mr. Shen graduated from the Northern Jiaotong University (now, Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC successively. Before joining the Company in October 2008, he was the general manager of Shichang Railway Company Limited.
Sun Jing, born in July 1965, joined the Company in May 2012 and is a non-executive Director of the Company. He is a graduate with a bachelor degree, an engineering master degree holder and also a senior engineer. Before June 2004, Mr. Sun has successively worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as division chief of locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd..
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
Yu Zhiming, born in April 1959, joined the Company in June 2008, now as a non-executive Director of the Company. Mr. Yu is a graduate with a bachelor degree, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. Before April 2008, he has successively served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau, and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd, chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., MaoZhan Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.. Mr. Yu is the director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transportation Limited, China Railway Special Goods Transportation Limited and Huai Shao Heng Railway Co., Ltd. and a supervisor of Guangzhou–Zhuhai Railway Company Limited.
Li Liang, born in June 1960, joined the Company in June 2009 and is a non-executive Director of the Company. He is a graduate of university specialty education and is an engineer. Before December 2006, he has been section chief of Anyang engineering section and Xinxiang engineering section of Xinxiang Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Zhengzhou Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Bureau. He has been standing deputy general manager of GRGC from December 2006 to March 2012. Since April 2012, he has been standing deputy general manager of Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd..
Luo Qing, born in September 1964, joined the Company in December 2008 and is an executive Director of the Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC, majoring in economic management, master postgraduate and is a political engineer. Before April 2006, he had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of the Company and also the chairman of the trade union of the Company.
056

Lo Mun Lam, born in September 1953, joined the Company in June 2011 and is an independent non-executive Director of the Company. Mr. Lo graduated from University of Wisconsin-Madison and obtained a L.L.M. degree from the University of Hong Kong and a J.D. degree from the University of California. Mr. Lo is a chartered accountant of U.K. and Canada and a member of the International Bar Association. He is a licensed with the HKSFC as a responsible officer for Type 6 regulated activity (advising on corporate finance). Mr. Lo has served as a director and strategy consultant of multinational financial corporations and emerging international corporations and the chairman and independent non-executive director of Luk Fook Holdings (International) Limited, and is currently an executive director and co-managing partner of AsiaVest Partners Limited, and an independent non-executive director and chairman of audit committee of China Datang Corporation Renewable Power Co., Ltd.. Currently, he is in charge of an investment and corporate financing consulting entity which has offices in London and Hong Kong. He concurrently serves as an independent non-executive director of Luk Fook Holdings (International) Limited, vice chairman and non-executive director of Asian Capital Resources (Holdings) Limited, and an independent non-executive director of Shanghai Zendai Property Limited (all these companies are listed in Hong Kong).
Liu Xueheng, born in April 1973, joined the Company in June 2011 and is an independent non-executive Director of the Company. Mr. Liu obtained an MBA degree from Cambridge University in the UK in 1999. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong since 2000, an executive director of Partners Capital International Limited since 2002, an executive director of Vision Finance Group Limited since June 2006 and an executive director of Beijing Properties (Holdings) Limited since January 2011 which is listed in Hong Kong.
Liu Feiming, born in May 1969, joined the Company in June 2011 and is an independent non-executive Director of the Company. Ms. Liu graduated from Hefei Industrial University in 1989, majoring in management engineering. Ms. Liu obtained a master’s degree in economics from Nankai University in July 1997 and a doctor’s degree in international economics from Nankai University in July 2007. From August 1989 to February 1994, she worked in the business administrative office of Anhui Huainan Chemistry Industrial Company. She served as finance manager of Hengxing Electronic Science (Shenzhen) Co., Ltd. since March 1994, finance manager of China Motion Telecom Group Limited since May 1996 and vice president of China Motion Telecom International Limited since October 2002. She has been a director and finance president of Shangkai Group (Shenzhen) Limited Company since April 2004.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
Xu Ling, born in January 1956, joined the Company in June 2010 and is the Chairman of the Supervisory Committee of the Company. He graduated with a bachelor degree and is a senior political engineer. Mr. Xu Ling joined the railway industry in 1977 and has more than 30 years of experience in railway transportation management. He served as the vice-secretary of the Party Committee of Guangzhou Railway Bureau, general party branch secretary of Guangzhou Railway Material Factory of Guangzhou Railway Bureau, chairman of the Trade Union of departments directly under GRGC, vice secretary of the Disciplinary Committee and head of the Supervisory Department of GRGC. Mr. Xu served as the secretary of the party committee in the Huaihua Railway Company of GRGC and the director and secretary of the Party Work Committee in the Huaihua Railway Office of GRGC; director and secretary of the Party Work Committee in the Changsha Railway Office of GRGC. From March 2010 to September 2013, he has been serving as the vice-secretary of the Party Committee and the secretary of the disciplinary committee of GRGC, and as the secretary of the Party Work Committee and vice chairman of GRGC since October 2013. Currently, Mr. Xu also serves as the chairman of Guangdong Guangzhu Intercity Rail Transportation Company Limited, the Chairman of supervisory committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Company Limited and also the supervisor of Guangzhou–Zhuhai Railway Company Limited.
Chen Shaohong, born in January 1967, joined the Company in June 2008 and is a supervisor of the Company. Mr. Chen holds a bachelor degree and is an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been vice-chief economist and director of corporate and legal affairs department of GRGC. Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Corporation Company; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Jingyue Railway Company Limited and Guangdong Shenmao Railway Company Limited, and the supervisor of Guangdong Sanmao Railway Company Limited, Huai Shao Heng Railway Co., Ltd., Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited and China Railway Express Co., Ltd.
058

Shen Jiancong, born in September 1968, joined the Company in June 2011 and is a Supervisor of the Company. He is a graduate with a bachelor degree and an economist. Before March 2011, Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC, and secretary of CPC committee and vice stationmaster of Shenzhen station of the Company. He has been director of division of human resources and director of organization department of party committee of GRGC since March 2011.
Li Zhiming, born in May 1961, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC, is a bachelor majoring in economics and management and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC. Mr. Li is also the chairman of the supervisory committee of Guangzhou Tiecheng Enterprise Company Limited, chairman of the supervisory committee of Xingguangji Trade Company Limited; director of Hong Kong Qiwen Limited and Hainan Railway Economic and Technological Development Corporation; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Huai Shao Heng Railway Co., Ltd., Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd., Hunan — Guangzhou Railway Co., Ltd. and Jingyue Railway Company Limited.
Chen Jianping, born in November 1966, joined the Company in 2007 and is a Supervisor representing employees of the Company. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC and the Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of the Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of the Company, deputy office manager of the Company, chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, he has served as the section chief of Guangzhou Passenger Transportation Division, and from November 2012 to October 2013, he has been the general manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management offices of GRGC. Since November 2013, he has been the stationmaster of Shenzhen North station and deputy secretary of the Party Work Committee of the Company.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
Xu Huiliang, born in April 1963, joined Guangshen Railway Company (predecessor of the Company) in 1992 and is a Supervisor representing employees of the Company. Mr. Xu graduated from Southwest Jiaotong University, majoring in electronic computer technology, and is a graduate with a bachelor degree and holds a master degree in engineering and is a senior engineer. Mr. Xu has been engaged in the railway information technology industry and has developed various computer engineering projects. Mr. Xu was entitled to enjoy special subsidies awarded by the State Council in 2001. From March 2009 to October 2013, he served as the director of information technology department of the Company.
Mu Anyun, born in June 1960, joined the Company in February 2009 and is a deputy general manager of the Company. Mr. Mu holds a bachelor degree, an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to January 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of the Company. Currently, Mr. Mu is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.
Guo Xiangdong, born in November 1965, joined Guangshen Railway Company (predecessor of the Company) in 1991 and is the Deputy General Manager and secretary of the Board. Mr. Guo graduated from Central China Normal University and is a graduate with a bachelor degree and holds an MBA degree, and is an economist. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.
Tang Xiangdong, born in September 1968, joined Guangshen Railway Company (predecessor of the Company) in June 1990 and is Chief Accountant of the Company. Mr. Tang graduated from Jinan University majoring in business administration and is a graduate with a bachelor degree and holds an MBA degree, and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of the Company. From March 2006 to November 2008, he was director of Finance Department of the Company. Since December 2008, Mr. Tang has been the chief accountant of the Company. Mr. Tang is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.
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II. ENGAGEMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (CURRENT AND RESIGNED DURING THE REPORTING PERIOD)
1. Engagements in shareholders
Name Name of shareholder Position at shareholder Beginning of engagement End of engagement
Li Wenxin GRGC Chairman of the board General manager and deputy secretary of the party committee December 2011 June 2011 Current Current
Vice-chairman of the board June 2011 November 2011
Sun Jing GRGC Deputy general manager May 2007 Current
Yu Zhiming GRGC Chief accountant April 2008 Current
Xu Ling GRGC Secretary of the party committee and vice-chairman of the board October 2013 Current
Vice secretary of the party committee and secretary March 2010 of the commission for inspecting discipline September 2013
Chen Shaohong GRGC Vice-chief economist June 2008 Current
Director of corporate management and legal affairs department April 2006 Current
Shen Jiancong GRGC Director of human resources division and organization department head of the party committee March 2011 Current
Li Zhiming GRGC Chief of audit division April 2006 Current
Chen Jianping GRGC General manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management office November 2012 October 2013
2. Engagements in other companies
Please refer to ‘Biographies of the last five years of the current Directors, Supervisors and senior management of the Company’.
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III. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Decision-making procedure Remuneration or allowance standards of the Directors and Supervisors of the Company should be submitted for approval at the general meeting of the Company after consideration and discussion by the Board.
Basis for determination Determined with reference to the level of remuneration in Shenzhen, where the Company is located, the job nature of individual staff, as well as the annual objective of the Company, the completion and status of works and targets and the operating results of the Company.
Remuneration payable During the reporting period, none of the Directors Mr. Li Wenxin, Mr. Sun Jing, Mr. Yu Zhiming and Mr. Li Liang, and the Supervisors Mr. Xu Ling, Mr. Chen Shaohong, Mr. Shen Jiancong and Mr. Li Zhiming has received remuneration from the Company. As far as the Company is aware, as at the date of disclosure of this report, the Company had no arrangements of Directors, Supervisors and senior management having waived or agreed to waive any remuneration. For details of the remuneration payable to the Directors, Supervisors and senior management and details of remuneration by level of remuneration, please see the section ‘I. Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)’ above and the relevant contents of Note 29 to the financial statements of the Company prepared in accordance with the International Financial Reporting Standards.
Actual total amount of remuneration received During the reporting period, the Directors, Supervisors and senior management received a total remuneration in the amount of RMB4.292 million.
IV. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
During the reporting period, there was no change in the directors, supervisors and senior management of the Company.
V. OTHER INFORMATION ON DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Equity interests of Directors and Supervisors
As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director or Supervisor of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ‘Model Code’) in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘listing rules of SEHK’). None of the Company’s Directors or Supervisors or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.
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Other companies in which Directors and Supervisors of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.
2. Service contracts of Directors and Supervisors
Each of the Directors of the Company has entered into a service contract with the Company, and the Company and its subsidiaries had no director’s service contract that were entered into before January 31, 2004 and were waived from complying the requirements of shareholders’ approval under Rule 13.68 of the Listing Rule. None of the Directors or Supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).
3. Interests of Directors and Supervisors in contracts
None of the Directors or Supervisors of the Company had any direct or indirect interests in any contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party.
VI. INFORMATION OF EMPLOYEES OF PARENT COMPANY AND MAJOR SUBSIDIARIES
1. Information of employees
Unit: Person
Number of current employees 36,886
Number of disengaged and retired employees for whom the parent company and major subsidiaries shall be liable to expenses 160
Category of profession Number
Transit operation personnel 15,583
Engineering personnel 4,602
Driving personnel 2,950
Public works personnel 3,911
Electricity personnel 1,473
Electricity and water supplies personnel 1,962
Building construction personnel 1,037
Various operations and other employees of subsidiaries 222
Technical and administrative personnel 4,349
Other employees 797
Total 36,886
Level of education Number
Postgraduate or above 84
University graduate 2,301
College for professional training 7,911
Other (Secondary vocational school, high school and vocational technical school, etc.) 26,590
Total 36,886
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. Remuneration policy
The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board of the Company.
Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance-based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies. Please refer to Note 29 to the financial statements for the total wages and benefits paid by the Company to its employees in 2013.
In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.
3. Training plan
Training of the Company mainly includes training on post standardization, adaptability and continuing education. In 2013, a total of 455,766 person-times participated in trainings, completing 100% of the annual training plan of the Company for the year.
4. Employee insurance and benefits plan
Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.
5. Retirement plan
As at the end of the reporting period, the Company has not implemented any retirement plan.
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Chapter 8
Corporate Governance
I. INFORMATION OF CORPORATE GOVERNANCE AND MANAGEMENT OF REGISTRY OF INSIDERS
1. Overview of corporate governance
Since the listing of the Company in 1996, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of listed company.
During the reporting period, the Company further perfected the corporate governance system of the Company, and made related amendments to terms of the Management Method of Information Disclosure, the System for the Management of Inside Information and Insiders and the Management Method of Disclosure of Information on Corporate Debts and Finance Instrument in accordance with the regulatory requirements in the PRC and overseas.
Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. Establishment and implementation of the management system for the registry of insiders
The Company has established the Management System for Inside Information and Insiders, and strictly implements the related requirements on management of inside information users of the Company to prevent the leakage of information and ensure the fairness of information disclosure. During the reporting period, after self-examination conducted by the Company, there were no situations of insiders using inside information to trade the Company’s shares before the publication of material sensitive information that would affect the share price, and therefore the Company had not been the subject to any regulatory measures or administrative punishments by the regulatory authorities.
II. SUMMARY OF GENERAL MEETINGS
Session of meeting Date Name of resolution Result of resolution Media in which resolutions were Disclosed Date of disclosure
Annual general meeting of 2012 May 23, 2013 The work report of the Board of Directors for 2012, the work report of the Supervisory Committee for 2012, the audited financial statements for 2012, the profits distribution proposal for 2012, the financial budget proposal for 2013, the resolution in relation to the re-appointment of domestic auditor for 2013, and the resolution in relation to the re-appointment of international auditor for 2013 Passed unanimously upon consideration Website of SSE (www.sse.com.cn) and HKExnews website of SEHK (www.hkexnews.hk) May 24, 2013
Extraordinary general meeting of 2013 19 December, 2013 Approval of the agreement for continuing connected transactions entered into between the Company and Guangzhou Railway (Group) Company Passed upon consideration Website of SSE (www.sse.com.cn) and HKExnews website of SEHK (www.hkexnews.hk) 20 December, 2013
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III. PERFORMANCE OF DUTIES BY DIRECTORS

1. Attendance at Board meetings and general meetings by Directors

		Board meeting							General meeting		
Name	Independent Director or not	Number of meetings to attend	Number of meetings attended in person	Attendance rate	Number of meetings attended by way of telecommunication	Number of meetings attended by proxy	Number of absence	Two consecutive Board meetings not attended or not	Number of attendance in person	Attendance rate	Attendance at annual general meeting or not
Li Wenxin	No	8	7	87.5%	7	1	0	No	1	50%	Yes
Shen Yi	No	8	8	100%	7	0	0	No	2	100%	Yes
Sun Jing	No	8	7	87.5%	7	1	0	No	0	N/A	No
Yu Zhiming	No	8	8	100%	7	0	0	No	2	100%	Yes
Li Liang	No	8	7	87.5%	7	1	0	No	0	N/A	No
Luo Qing	No	8	8	100%	7	0	0	No	2	100%	Yes
Lo Mun Lam	Yes	8	8	100%	7	0	0	No	2	100%	Yes
Liu Xueheng	Yes	8	7	87.5%	7	1	0	No	0	N/A	No
Liu Feiming	Yes	8	8	100%	7	0	0	No	1	50%	No

There was no incident of non-attendance in person at two consecutive Board meetings.

Number of Board meetings held during the year	8
Including: Number of on-site meetings	1
Number of meetings held by way of telecommunication	7
Number of meetings held in a mixed model	0

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. Performance of duties by independent directors
(1) Attendance at meetings
During the reporting period, the Company has held 2 general meetings, 8 board meetings and 6 audit committee meetings. The Company has not held remuneration committee meeting. The three independent directors attended all the meetings either in person or by proxy. Please read the relevant part of ‘Attendance at Board meetings and general meetings by Directors’ and ‘Audit committee’ of this chapter for details.
(2) Objection to related matters of the Company
During the reporting period, no objection to the proposals raised at the meetings of the Board or other matters which were not the proposals of the Board meetings of the Company was lodged by the independent Directors.
(3) Recommendations for the Company and approval
During the reporting period, the Company’s three independent Directors faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and Working Rules of Independent Directors with an attitude of responsibility towards all the shareholders. They showed solicitude for the Company’s operation and compliance with laws, proactively attended Board meetings and other related meetings, carefully reviewed proposals of the meetings, made valuable suggestions and opinions on important project investments, operation and management of the Company with their professional knowledge. They also raised independent opinions, according to relevant rules and facts to their knowledge, on material affairs of the Company, such as connected transactions and the engagement of Director. During the preparation and disclosure process of the annual report, independent Directors of the Company fulfilled their duties required by the security regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors. They communicated with the Company, finance and auditing firms adequately and carefully and raised useful suggestions. The independent Directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company.
Firstly, they recommended the Company to cooperate with the external auditor in relation to the auditing of the 2012 annual report in accordance with the agreed audit arrangements. The Company timely provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2012 annual report.
Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2013. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the 12th meeting of the sixth session of the Board and the 2012 annual general meeting of the Company.
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(4) On-site working and inspection
During the reporting period, the independent directors of the Company attended on-site meetings and participated in on-site inspections to understand the daily operation of the Company. They also communicated with other directors, senior management and related staff of the Company through phone and emails as detailed below:
Time Matter Venue Participant
March 25 to 26, 2013 Visited the Shenzhen Railway Station, attended the 3rd meeting of audit committee and the 12th meeting of the sixth session of the Board of 2013 Shenzhen Railway Station, and headquarters of the Company Lo Mun Lam and Liu Feming
May 23, 2013 Attended the annual general meeting of 2012 Headquarters of the Company Lo Mun Lam
December 19, 2013 Attended the extraordinary general meeting of 2013 Headquarters of the Company Lo Mun Lam and Liu Feming
(5) Expression of independent opinions
During the reporting period, the independent directors of the Company expressed independent opinions as follows:
Time Meeting Matter Type of opinion
March 26, 2013 The 12th meeting of the sixth session of the Board Explanation and independent opinion on the external guarantees of the Company During the reporting period, the Company had no external guarantees
October 18, 2013 The 18th meeting of the sixth session of the Board Consideration and approval of the resolution on the agreement for the continuing connected transactions entered into between the Company and GRGC Agreed to the ordinary continuing connected transactions between the Company and GRGC during 2014 to 2016. Details were proposed for discussion at the Board meetings
December 19, 2013 Extraordinary general meeting of 2013 Consideration and approval of the resolution on the agreement for the continuing connected transactions entered into between the Company and GRGC The terms of the agreement, the continuing connected transactions and proposed annual caps were fair and reasonable to the independent shareholders and were in the interests of the Company and shareholders as a whole
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
IV. SPECIAL COMMITTEES UNDER THE BOARD HAD NOT MADE IMPORTANT OPINIONS AND SUGGESTIONS IN THE PERFORMANCE OF THEIR DUTIES DURING THE REPORTING PERIOD.
V. THE SUPERVISORY COMMITTEE OF THE COMPANY HAD NO OBJECTION TO THE MATTERS OF SUPERVISION DURING THE REPORTING PERIOD.
VI. EXPLANATION OF THE COMPANY’S INDEPENDENCE FROM THE LARGEST SHAREHOLDER, AUTONOMY IN OPERATION AND SOLUTION FOR PEER COMPETITION
During the reporting period, the Company maintained autonomy in operation and finance, and maintained independence from the largest shareholder, GRGC, in such respects as business, staff, assets, organization and finance.
During the reporting period, there was no peer competition due to factors including partial restructuring, characteristics of the industry, national policies or mergers and acquisitions for the Company. The Company’s largest shareholder, GRGC, also committed to avoid peer competition and minimize connected transactions. Details of the related commitments and their implementation are set out in the chapter ‘Matters of Importance’ of this annual report.
VII. ESTABLISHMENT AND IMPLEMENTATION OF THE COMPANY’S APPRAISAL AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT
To strengthen the incentive and restriction of senior management, motivate the senior management to enhance their management capability and level, and to review and evaluate the work and performance of the individual senior management, the Company implements the objective responsibility assessment mechanism on senior management, under which the Board and the senior management of the Company and its subsidiaries enter into target assessment responsibility letters at the beginning of every year in relation to indicators including passenger and freight transportation volume, revenues from transportation, safety, costs, profit and management, etc.. After the assessment period, the Company realizes its incentive commitments on an individual basis based on the completion of targets and tasks by individual senior management and their assessment results.
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VIII. CORPORATE GOVERNANCE REPORT
1. Compliance with the Corporate Governance Code
During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.
As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure over a long time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for an independent Director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.
2. Securities transactions by Directors, Supervisors and senior management and Interests on competitive business
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘Model Code’) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.
After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.
After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
3. Board
The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company’s development strategies and planning, reviewing and approving the annual budget and business plans, recommending the dividend proposal, ensuring the implementation of effective internal control system and supervising the performance of the management in accordance with the Articles, the rules of procedure of the general meetings and the rules of procedure of the Board meetings.
The management of the Company is led by the general manager, who is responsible for the daily operation of the Company. The general manager supervises the daily business operations, development planning and implementation under the assistance of the deputy general manager, and is liable for all businesses of the Company to the Board.
The Board comprises nine members, including three independent non-executive Directors. Members of the Board are diversified as reflecting their having different cultural and education background and extensive experience in various industries, possessing the appropriate qualifications related to the businesses of the Company, ranging from 40 to 60 in age, and therefore are able to provide recommendations to the management from multiple angles with diversified modes of thinking. The names, biographical details and occupations of the Directors are set out in the relevant part of the chapter ‘Directors, Supervisors, Senior Management and Employees’ of this annual report.
The Company provides information on business development of the Company to all the Directors, including statements of various forms, documents and minutes of meetings. The independent Directors timely obtain in-depth knowledge of operating situation of the Company through hearing reports of the management of the Company regarding production and operation and on-the-spot investigation. The Company undertakes to provide independent non-executive Directors with working conditions necessary for the performance of duties. The secretary to the Board actively assists independent Directors in performing their duties and other relevant persons of the Company cooperate with the independent Directors in their work performance of their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company so that independent directors can effectively perform their duties.
During the reporting period, the Board held 8 meetings, which were the 11th to 18th meetings of the sixth session of the Board. For details of the attendance of the Directors at the Board meetings, please read the relevant parts of ‘Performance of Duties by Directors’ of this chapter.
There is no financial, business, family or other material or connected relationship between members of the Board and between the Chairman of the Board and the general manager.
The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and gives advice to the Board on a regular basis.
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4. Chairman of the Board and general manager
Mr. Li Wenxin and Mr. Shen Yi are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plan and investment proposal of the Company and decision-making on production, operation and management, etc.) are performed by the general manager of the Company.
5. Tenure of non-executive Directors and independence confirmation of independent non-executive Directors
For the tenure of the existing non-executive Directors of the Company, please refer to the relevant part of the section ‘Directors, Supervisors, Senior Management and Employees’ of this annual report.
The Company has received annual confirmation letters for this year from Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming, independent non-executive Directors, in respect of their independence pursuant to Rule 3.13 of the listing rules of the SEHK. The Company concurs with their independence.
6. Remuneration committee and remuneration of Directors
Members of the remuneration committee are appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Lo Mun Lam (chairman of remuneration committee), Mr. Liu Xueheng, Ms. Liu Feiming, Mr. Li Wenxin and Mr. Shen Yi.
According to the requirements of the Working Rules of the Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties.
During the reporting period, the remuneration committee of the Company did not convene any meeting.
At the annual general meeting of 2010 held by the Company on June 2, 2011, it was considered and approved that the remuneration of each of domestic independent non-executive Directors was RMB100,000 per year and the remuneration of each of overseas independent non-executive Directors was HKD150,000 per year. For details of remuneration of Directors during 2013, please refer to the relevant parts of the section ‘Directors, Supervisors, Senior management and Employees’ of this annual report.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

7. Audit committee

Members of the audit committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Lo Mun Lam (chairman of audit committee), Mr. Liu Xueheng and Ms. Liu Feiming. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Guo Xiangdong is the secretary of the audit committee.

According to the requirements of the Working Rules of the Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that appropriate recommendations are implemented. The audit committee has been provided with adequate resources to perform its duties.

During the reporting period, the audit committee held 6 meetings to examine, review and supervise the Company's internal control performance related to financial reporting, review the Company's financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.

Attendance of each member of the audit committee is set out as below:

Name of member	Number of meetings to be attended	Number of meetings attended	Attendance rate
Lo Mun Lam	6	6	100%
Liu Xueheng	6	5	83.33%
Liu Feiming	6	6	100%

The Audit Committee discussed with external auditors on the audit plan of the annual report and urged the external auditors to submit the auditing report timely. The Audit Committee reviewed the Company's financial and accounting statements before external auditors commenced their work and made suggestions in written form. When the external auditor's made initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company's 2013 quarterly financial statements, 2013 interim financial statements, and 2013 annual financial statements and results announcements have been reviewed by the Audit Committee.

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8. Auditors remuneration and related professional fee
The Company has appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor for 2013. As at the end of the reporting period, the Company’s domestic auditor has served for a consecutive term of 6 years and its international auditor has served for a consecutive term of 11 years. The rotation of persons in charge of auditing affairs and endorsing CPA is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services of the CSRC and the Ministry of Finance of the PRC.
During the reporting period, the Company paid a remuneration of RMB2.15 million (including RMB300,000 as audit fee for internal control) and RMB5.93 million to PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers for their annual auditing services of 2013 respectively. In addition, the Company paid a fee of RMB430,000 to PricewaterhouseCoopers Consultants (ShenZhen) Limited for its non-audit service.
9. Training of Directors and company secretary
The Company places high importance on the continuing training of the Directors, Supervisors and senior management. Each Director receives materials on training of directors upon joining the Board, which contains guide on conduct and other important matters related to governance. Apart from this, we encourage all Directors to participate in related training courses and document the training record of the Directors. The deputy general manager and Secretary to the Board of the Company, Mr. Guo Xiangdong also participated in a series of business training activities organized by the SSE, the SEHK and The Hong Kong Institute of Chartered Secretaries respectively, and has taken part in not less than 15 hours of related professional training.
10. Shareholders’ rights
In accordance with the requirements of the Articles, two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving such request; shareholder or shareholders individually or collectively holding 3% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary to require the proposal set forth in the written request to be considered at the proposed general meeting.
Shareholders shall attend the general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The chairman or deputy chairman of the Board, appropriate management and administrative personnel and the external auditors shall attend the general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders.
Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For contact information, please read ‘Chapter 2 - Company Profile’ of this annual report.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
11. Investor relationship
The secretary to the Board of the Company is in charge of information disclosure and investor relationship of the Company. The Company has formulated Working Rules of Secretary to the Board, Management Method of Information Disclosure and Management System for Investor Relationship. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relationship in accordance with the relevant requirements. Investors may raise enquiries to the secretariat to the Board by mail or electronic mail. The Company shall reply to the relevant enquiries as soon as practicable.
12. Accountability and auditing
The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can truly and fairly reflect the business position, results and cash flow of the Company during the period. During the preparation of the accounts for the year ended December 31, 2013, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis.
The Company announced its annual and interim reports in a timely manner within the limits of 4 months and 2 months, respectively after the end of the relevant period in accordance with the Listing Rules of the SEHK. The Company also announced its annual, interim and quarter results timely in accordance with the Rules for the Listing of Stocks of SSE.
The responsibility statements of the Directors and the auditors as to the preparation of the financial statements of the Company are set out in the auditors’ report.
13. Material change in the Articles of Association
During the reporting period, there was no material change in the Articles of Association of the Company.
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Chapter 9
Internal Control
I. STATEMENT OF THE BOARD ON THE RESPONSIBILITY OF INTERNAL CONTROL AND ESTABLISHMENT OF INTERNAL CONTROL SYSTEM
The Board is responsible for the establishment and maintenance of adequate internal control system related to financial reporting. The objective of internal control system related to financial reporting is to ensure the trueness, accuracy and completeness of the information contained in the financial statements, and to avoid the risk of material incorrect disclosure. As there are intrinsic limitations of internal control, reasonable assurance can only be made in respect of the above objective.
Since 2006, the Company has started to commence the establishment and assessment of the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act of 2002. Since 2011, the Company has started to consistently implement the Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly promulgated by five departments of the PRC, and has formed an internal control system that centers around the different departments and units under the group companies and encompasses finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control, which is under continuously monitor of the Company for its effective operation.
During the reporting period, the Board has complied with the relevant domestic and overseas requirements and carried out assessment of the internal control related to financial reporting and considered it as valid on December 31, 2013 (reference date). For details of the assessment report, please read the Report on Internal Control 2013 disclosed on the website of SSE (http://www.sse.com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).
II. AUDIT REPORT ON INTERNAL CONTROL
PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to financial reporting by the Board, and has also published unqualified audit report this matter. For details of the audit report, please read the Audit Report of Internal Control disclosed on the website of SSE (http://www.sse.com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).
077

GUANGSHEN RAILWAY ANNUAL REPORT 2013
III. ESTABLISHMENT AND IMPLEMENTATION OF THE INVESTIGATION SYSTEM OF RESPONSIBILITIES FOR MATERIAL ERRORS IN DISCLOSURE OF ANNUAL REPORT INFORMATION
In order to ensure the authenticity, veracity, timeliness and integrality of the Company’s annual report information disclosure and to improve the quality and transparency of the Company’s annual report information disclosure, the Company formulated the Investigation System of Responsibilities for Material Errors in Disclosure of Annual Report Information as required by CSRC, the SSE and SSRB. This system clearly stipulates the definition, content, scope, recognition criteria and accountability measures of material errors in disclosure of annual report information. The Company will implement this system strictly to avoid material errors in disclosure of annual report information and ensure the trueness, accuracy and completeness of annual report information.
During the reporting period, there was no correction of material accounting mistakes, supplement of material omissions or modification of operating results forenotice.
078

Chapter 10
Financial Statements
INDEPENDENT AUDITOR’S REPORT
pwc
To the shareholders of Guangshen Railway Company Limited
(incorporated in the People’s Republic of China with limited liability)
We have audited the consolidated financial statements of Guangshen Railway Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 81 to 179, which comprise the consolidated and company balance sheets as at 31 December 2013, and the consolidated comprehensive income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.
DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com
079

GUANGSHEN RAILWAY ANNUAL REPORT 2013
pwc
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 27 March 2014
080

CONSOLIDATED BALANCE SHEET

As at 31 December 2013

(All amounts in Renminbi thousands)

	Note	As at 31 December 2013	2012
ASSETS			
Non-current assets			
Fixed assets	6	**24,302,653**	24,524,248
Construction-in-progress	7	**543,350**	679,528
Prepayments for fixed assets and construction-in-progress		**9,403**	49,336
Leasehold land payments	8	**657,593**	528,296
Goodwill	9	**281,255**	281,255
Investments in associates	11	**142,054**	136,826
Deferred tax assets	12	**91,227**	109,161
Long-term prepaid expenses	13	**33,528**	40,120
Available-for-sale investments	15	**53,826**	53,826
Long-term receivable	16	**29,588**	30,863
		26,144,477	26,433,459
Current assets			
Materials and supplies	17	**391,947**	437,297
Trade receivables	18	**1,554,914**	1,000,025
Prepayments and other receivables	19	**244,373**	147,388
Short-term deposits	20	**4,483,600**	4,174,000
Cash and cash equivalents	20	**412,678**	675,013
		7,087,512	6,433,723
Total assets		**33,231,989**	32,867,182
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	21	**7,083,537**	7,083,537
Share premium		**11,562,777**	11,564,581
Other reserves	22	**2,530,747**	2,402,266
Retained earnings		**5,473,483**	4,894,806
— Proposed final dividend		**566,683**	566,683
		26,650,544	25,945,190
Non-controlling interests		**43,821**	50,849
Total equity		**26,694,365**	25,996,039

081

GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

CONSOLIDATED BALANCE SHEET *(continued)*

As At 31 December 2013

(All amounts in Renminbi thousands)

	Note	As at 31 December 2013	2012
LIABILITIES			
Non-current liabilities			
Deferred income related to government grants	*23*	**90,404**	92,864
Bonds payable	*24*	**—**	3,485,473
Employee benefits obligations	*25*	**7,909**	113,901
		98,313	3,692,238
Current liabilities			
Trade payables	*26*	**940,045**	1,131,624
Payables for fixed assets and construction-in-progress		**856,837**	915,081
Dividends payable		**146**	15
Income tax payable		**269,981**	229,271
Accruals and other payables	*27*	**879,579**	902,914
Current portion of bonds payable	*24*	**3,492,723**	—
		6,439,311	3,178,905
Total liabilities		**6,537,624**	6,871,143
Total equity and liabilities		**33,231,989**	32,867,182
Net current assets		**648,201**	3,254,818
Total assets less current liabilities		**26,792,678**	29,688,277

The accompanying notes form an integral part of these financial statements.

The financial statements on pages 81 to 179 were approved by the Board of Directors on 27 March 2014 and were signed on its behalf.

Li Wenxin	**Shen Yi**
Director	*Director*

082

BALANCE SHEET
As at 31 December 2013
(All amounts in Renminbi thousands)
As at 31 December
Note 2013 2012
ASSETS
Non-current assets
Fixed assets 6 24,208,872 24,440,108
Construction-in-progress 7 543,350 679,528
Prepayments for fixed assets and construction-in-progress 9,339 48,058
Leasehold land payments 8 629,905 497,547
Goodwill 9 281,255 281,255
Investments in subsidiaries 10 86,721 80,774
Investments in associates 11 111,075 111,075
Deferred tax assets 12 91,120 108,293
Long-term prepaid expenses 13 32,788 39,429
Available-for-sale investments 15 52,108 52,108
Long-term receivable 16 29,588 30,863
26,076,121 26,369,038
Current assets
Materials and supplies 17 384,524 429,931
Trade receivables 18 1,547,642 995,097
Prepayments and other receivables 19 290,136 196,846
Short-term deposits 20 4,480,000 4,168,000
Cash and cash equivalents 20 404,626 659,459
7,106,928 6,449,333
Total assets 33,183,049 32,818,371
EQUITY
Capital and reserves attributable to the
Company’s equity holders
Share capital 21 7,083,537 7,083,537
Share premium 11,564,462 11,564,462
Other reserves 22 2,530,747 2,402,266
Retained earnings 5,459,965 4,875,547
- Proposed final dividend 566,683 566,683
Total equity 26,638,711 25,925,812
083

GUANGSHEN RAILWAY ANNUAL REPORT 2013
BALANCE SHEET (continued)
As at 31 December 2013
(All amounts in Renminbi thousands)
As at 31 December
Note 2013 2012
LIABILITIES
Non-current liabilities
Deferred income related to government grants 23 90,404 92,864
Bonds payable 24 - 3,485,473
Employee benefits obligations 25 7,909 111,223
98,313 3,689,560
Current liabilities
Trade payables 26 917,504 1,118,544
Payables for fixed assets and construction-in-progress 856,574 914,926
Dividends payable 19 15
Income tax payable 267,577 228,279
Accruals and other payables 27 911,628 941,235
Current portion of bonds payable 24 3,492,723 -
6,446,025 3,202,999
Total liabilities 6,544,338 6,892,559
Total equity and liabilities 33,183,049 32,818,371
Net current assets 660,903 3,246,334
Total assets less current liabilities 26,737,024 29,615,372
The accompanying notes form an integral part of these financial statements.
The financial statements on pages 81 to 179 were approved by the Board of Directors on 27 March 2014 and were signed on its behalf.
Li Wenxin
Shen Yi
Director
Director
084

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the year ended 31 December 2013
(All amounts in Renminbi thousands, except for earnings per share data)
Year ended 31 December
Note 2013 2012
Revenue from Railroad Businesses
Passenger 8,058,291 7,841,091
Freight 1,603,288 1,344,113
Railway network usage and other transportation related services 5,034,676 4,890,640
14,696,255 14,075,844
Revenue from Other Businesses 1,104,422 1,016,042
Total revenue 15,800,677 15,091,886
Operating expenses:
Railroad Businesses
Business tax (357,824) (340,035)
Labour and benefits 29 (3,932,120) (3,516,589)
Equipment leases and services (4,166,329) (4,022,514)
Land use right leases 38(b) (56,000) (54,800)
Materials and supplies (1,587,251) (1,532,559)
Repairs and facilities maintenance costs, excluding materials and supplies (501,711) (696,884)
Depreciation of fixed assets (1,392,010) (1,358,527)
Amortisation of leasehold land payments (15,001) (15,001)
Social services expenses (67,990) (93,090)
Utility and office expenses (71,525) (107,216)
Others (731,055) (525,806)
(12,878,816) (12,263,021)
Other Businesses
Business tax (37,098) (32,845)
Labour and benefits 29 (493,072) (458,349)
Materials and supplies (338,547) (317,738)
Depreciation of fixed assets (22,002) (23,877)
Amortisation of leasehold land payments (920) (987)
Utility and office expenses (156,914) (132,581)
(1,048,553) (966,377)
Total operating expenses (13,927,369) (13,229,398)
Other income and other gains - net 30 14,903 71,815
Profit from operations 1,888,211 1,934,303
Finance costs 31 (191,686) (187,073)
Share of results of associates 11 5,228 10,906
Profit before income tax 1,701,753 1,758,136
Income tax expense 32 (430,670) (441,151)
Profit for the year 1,271,083 1,316,985
085

GUANGSHEN RAILWAY ANNUAL REPORT 2013
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (continued)
For the year ended 31 December 2013
(All amounts in Renminbi thousands, except for earnings per share data)
Year ended 31 December
Note 2013 2012
Profit for the year 1,271,083 1,316,985
Other comprehensive income - -
Total comprehensive income for the year, net of tax 1,271,083 1,316,985
Profit attributable to:
Equity holders of the Company 1,273,841 1,318,938
Non-controlling interests (2,758) (1,953)
1,271,083 1,316,985
Total comprehensive income attributable to:
Equity holders of the Company 1,273,841 1,318,938
Non-controlling interests (2,758) (1,953)
1,271,083 1,316,985
Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic 34 RMB0.18 RMB0.19
- Diluted 34 RMB0.18 RMB0.19
The accompanying notes form an integral part of these financial statements.
Note 2013 2012
Dividends 35 566,683 566,683
Li Wenxin
Shen Yi
Director
Director
086

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December 2013

(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company								
	Share capital *(Note 21)*	Share premium	Statutory surplus reserve *(Note 22)*	Discretionary surplus reserve *(Note 22)*	Other reserve *(Note 22)*	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2012	7,083,537	11,564,581	1,965,036	304,059	–	4,417,393	25,334,606	52,802	25,387,408
Total comprehensive income	–	–	–	–	–	1,318,938	1,318,938	(1,953)	1,316,985
Profit for the year	–	–	–	–	–	1,318,938	1,318,938	(1,953)	1,316,985
Other comprehensive income	–	–	–	–	–	–	–	–	–
Special reserve-Safety Production Fund *(Note 22)*	–	–	–	–	–	–	–	–	–
Appropriation	–	–	–	–	134,265	(134,265)	–	–	–
Utilisation	–	–	–	–	(134,265)	134,265	–	–	–
Appropriations from retained earnings *(Note 22)*	–	–	133,171	–	–	(133,171)	–	–	–
Dividends relating to 2011	–	–	–	–	–	(708,354)	(708,354)	–	(708,354)
Balance at 31 December 2012	7,083,537	11,564,581	2,098,207	304,059	–	4,894,806	25,945,190	50,849	25,996,039
Balance at 1 January 2013	7,083,537	11,564,581	2,098,207	304,059	–	4,894,806	25,945,190	50,849	25,996,039
Total comprehensive income						1,273,841	1,273,841	(2,758)	1,271,083
Profit for the year	–	–	–	–	–	1,273,841	1,273,841	(2,758)	1,271,083
Other comprehensive income	–	–	–	–	–	–	–	–	–
Special reserve-Safety Production Fund *(Note 22)*	–	–	–	–	–	–	–	–	–
Appropriation	–	–	–	–	200,839	(200,839)	–	–	–
Utilisation	–	–	–	–	(200,839)	200,839	–	–	–
Acquisition of additional interests in subsidiary from non-controlling interests *(Note 10)*	–	(1,804)	–	–	–	–	(1,804)	(4,143)	(5,947)
Appropriations from retained earnings *(Note 22)*	–	–	128,481	–	–	(128,481)	–	–	–
Dividends relating to 2012	–	–	–	–	–	(566,683)	(566,683)	(127)	(566,810)
Balance at 31 December 2013	7,083,537	11,562,777	2,226,688	304,059	–	5,473,483	26,650,544	43,821	26,694,365

The accompanying notes form an integral part of these financial statements.

Li Wenxin
Director

Shen Yi
Director

087

GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December 2013
(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company						
	Share capital *(Note 21)*	Share premium	Statutory surplus reserve *(Note 22)*	Discretionary surplus reserve *(Note 22)*	Other reserve *(Note 22)*	Retained earnings	Total equity
Balance at 1 January 2012	7,083,537	11,564,462	1,965,036	304,059	–	4,396,267	25,313,361
Total comprehensive income	–	–	–	–	–	1,320,805	1,320,805
Profit for the year	–	–	–	–	–	1,320,805	1,320,805
Other comprehensive income	–	–	–	–	–	–	–
Special reserve-Safety Production Fund *(Note 22)*	–	–	–	–	–	–	–
Appropriation	–	–	–	–	134,265	(134,265)	–
Utilisation	–	–	–	–	(134,265)	134,265	–
Appropriations from retained earnings *(Note 22)*	–	–	133,171	–	–	(133,171)	–
Dividends relating to 2011	–	–	–	–	–	(708,354)	(708,354)
Balance at 31 December 2012	7,083,537	11,564,462	2,098,207	304,059	–	4,875,547	25,925,812
Balance at 1 January 2013	7,083,537	11,564,462	2,098,207	304,059	–	4,875,547	25,925,812
Total comprehensive income	–	–	–	–	–	1,279,582	1,279,582
Profit	–	–	–	–	–	1,279,582	1,279,582
Other comprehensive income	–	–	–	–	–	–	–
Special reserve-Safety Production Fund *(Note 22)*	–	–	–	–	–	–	–
Appropriation	–	–	–	–	200,839	(200,839)	–
Utilisation	–	–	–	–	(200,839)	200,839	–
Appropriations from retained earnings *(Note 22)*	–	–	128,481	–	–	(128,481)	–
Dividends relating to 2012	–	–	–	–	–	(566,683)	(566,683)
Balance at 31 December 2013	7,083,537	11,564,462	2,226,688	304,059	–	5,459,965	26,638,711

The accompanying notes form an integral part of these financial statements.

Li Wenxin
Director

Shen Yi
Director

088

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2013
(All amounts in Renminbi thousands)
Year ended 31 December
Note 2013 2012
Cash flows from operating activities
Cash generated from operations 36(a) 2,423,086 2,875,017
Interest paid (167,650) (167,650)
Income tax paid (372,025) (529,694)
Net cash generated from operating activities 1,883,411 2,177,673
Cash flows from investing activities
Proceeds from disposal of fixed assets, leasehold land and construction-in-progress 36(b) 75,250 41,071
Government grants received 647 -
Interest received 127,318 116,688
Dividends received 4,904 5,500
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables (1,376,601) (1,836,154)
Increase in short-term deposits with maturities more than three months, net (309,600) (488,000)
Payment for business combination, net of cash acquired 39 (94,879) -
Net cash used in investing activities (1,572,961) (2,160,895)
Cash flows from financing activities
Dividends paid to non-controlling interests - (10)
Dividends paid to the Company’s shareholders (566,680) (708,354)
Acquisition of additional interests in subsidiary from non-controlling interests 10 (5,947) -
Payments for management fee of bond payables (158) (158)
Net cash used in financing activities (572,785) (708,522)
Net decrease in cash and cash equivalents (262,335) (691,744)
Cash and cash equivalents at beginning of year 675,013 1,366,757
Cash and cash equivalents at end of year 20 412,678 675,013
The accompanying notes form an integral part of these financial statements.
Li Wenxin Shen Yi
Director Director
089

GUANGSHEN RAILWAY ANNUAL REPORT 2013
Notes to the Financial Statements
For the year ended 31 December 2013
(All amounts expressed in Renminbi unless otherwise stated)
1. GENERAL INFORMATION
Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.
The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.
In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).
In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.
Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.
090

1. GENERAL INFORMATION (continued)
On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See note 41 for more details)
The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.
The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056.
As at 31 December 2013, the Company had in total approximately 36,900 employees, representing an increase of 2,300 as compared with that of 31 December 2012.
The financial statements were authorised for issue by the board of directors of the Company on 27 March 2014.
The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.
2. PRINCIPAL ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (‘IASB’) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention.
091

GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.1 Basis of preparation (continued)
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.
(a) New and amended standards adopted by the Group
In the current year, the Group has adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning
1 January 2013:
Amendment to ISA 1, ‘Financial statements presentation’ regarding other comprehensive income
The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).
IFRS 10 ‘Consolidated financial statements’
Under IFRS 10, subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
IAS 27 (revised 2011) ‘Separate financial statements’
IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.
092

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.1 Basis of preparation (continued)
(a) New and amended standards adopted by the Group (continued)
IFRS 11 ‘Joint arrangements’
IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.
IAS 28 (revised 2011) ‘Associates and joint ventures’
IAS 28 (revised 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.
IFRS 12 ‘Disclosure of interests in other entities’
IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.
IFRS 13 ‘Fair value measurement’
IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.1 Basis of preparation (continued)
(a) New and amended standards adopted by the Group (continued)
IAS 19 (revised) ‘Employee benefits’
IAS 19 (revised) amends the accounting for employment benefits. The standard requires past service cost to be recognized immediately in profit or loss. The standard replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability.
Amendement to IFRS 7 ‘Financial instruments: Disclosures’
The amendment requires new disclosure requirements which focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset.
The adoption of the above new/revised standards had no significant financial effect on these consolidated financial statements.
(b) The following new standards, amendments and interpretations have been issued as at 31 December 2013 but are not yet effective for IFRS financial statements for the year ended 31 December 2013:
Effective for annual periods beginning on or after
Amendment to IAS 32 “Financial instruments: Presentation - 1 January 2014
Offsetting financial assets and financial liabilities” Amendments to IFRS 10, 12 and IAS 27 ‘investment entities’ 1 January 2014
Amendment to IAS 36, “Impairment of assets” on recoverable 1 January 2014 amount disclosures Amendment to IAS 39 “Financial Instruments: Recognition and 1 January 2014
Measurement” - Novation of derivatives
IFRIC 21 “Levies”
1 January 2014
IFRS 9 “Financial instruments” - Classification and Measurement
1 January 2015
Management is in the process of making an assessment of the impact of the above new and amended standards. Management is not yet in a position to state what impact they would have, if any, on the Group’s results of operations and financial positions.
094

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.2 Subsidiaries
2.2.1 Consolidation
A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
(a) Business combinations
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.
Acquisition-related costs are expensed as incurred.
If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss.
Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.2 Subsidiaries (continued)
2.2.1 Consolidation (continued)
(a) Business combinations (continued)
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement (Note 2.9).
Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies
(b) Changes in ownership interests in subsidiaries without change of control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
(c) Disposal of subsidiaries
When the Group ceases to have control, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
096

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.2 Subsidiaries (continued)
2.2.2 Separate financial statements
Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.
2.3 Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.
The Group’s share of post-acquisition profit or loss is recognised in the comprehensive income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of result of associates’ in the comprehensive income statement.
Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.3 Associates (continued)
In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.
2.4 Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.
2.5 Foreign currency transaction
(a) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the comprehensive income statement.
Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within ‘Finance costs’.
098

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.6 Fixed assets
Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.
Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

Note a:
The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.8 and 38(b)).
Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (details contained in Note 38(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.6 Fixed assets (continued)
The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other income/(expense) and other gains/(losses) — net”, included in the comprehensive income statement.
2.7 Construction-in-progress
Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the existing railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.
2.8 Leasehold land payments
The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The payment paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.
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2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.9 Goodwill
Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the Balance Sheet.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.
2.10 Impairment of investment in subsidiaries, associates and non-financial assets other than goodwill
Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.
Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.11 Financial assets
2.11.1 Classification
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during the year ended 31 December 2013 and 2012.
(a) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short-term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.16 and 2.17).
(b) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.
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2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.11 Financial assets (continued)
2.11.2 Recognition and measurement
Regular way purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortised cost using the effective interest method.
Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.
When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the comprehensive income statement as ‘gains and losses from investment securities’.
Dividends on available-for-sale equity instruments are recognised in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review.
2.12 Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.13 Impairment of financial assets
(a) Assets carried at amortised cost
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
Significant financial difficulty of the issuer or obligor;
A breach of contract, such as a default or delinquency in interest or principal payments;
The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
The disappearance of an active market for that financial asset because of financial difficulties; or
Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i) adverse changes in the payment status of borrowers in the portfolio;
(ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.
The Group first assesses whether objective evidence of impairment exists.
104

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.13 Impairment of financial assets (continued)
(a) Assets carried at amortised cost (continued)
For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement.
(b) Assets classified as available for sale
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the consolidated comprehensive income statement. Impairment losses recognised in the consolidated comprehensive income statement on equity instruments are not reversed through the consolidated comprehensive income statement.
2.14 Long-term prepaid expenses
Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.15 Materials and supplies
Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable expenses.
2.16 Trade and other receivables
Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.
Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.
2.17 Cash and cash equivalents
Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.
2.18 Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
2.19 Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.
106

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.20 Borrowings
Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently carried at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
2.21 Borrowing costs
General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.
All other borrowing costs are recognised in profit or loss in the period in which they are incurred.
2.22 Current and deferred income tax
The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated comprehensive income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.22 Current and deferred income tax (continued)
(a) Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
(b) Deferred income tax
Inside basis differences
Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Outside basis differences
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
108

2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.22 Current and deferred income tax (continued)
(c) Offsetting
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
2.23 Employee benefits
(a) Defined contribution plan
The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.
(b) Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.
2.24 Provisions
Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.24 Provisions (continued)
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.
2.25 Revenue recognition
Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.
(a) Revenue from railway business
Revenue from railway business includes revenue from passenger and freight services, revenue from railway network usage and other transportation related services. Other transportation related services include the railway transportation management service provided to other railway companies and other service provided in relation to passenger and freight transportation. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.
(b) Revenue from other businesses
Revenue from other business principally includes services offered in railway stations, sales of food, beverages and merchandises on board the trains and in the railway stations. Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.
(c) Rental income
Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases.
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2. PRINCIPAL ACCOUNTING POLICIES (continued)
2.26 Interest income
Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.
2.27 Dividend income
Dividend income is recognised when the right to receive payment is established.
2.28 Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.
2.29 Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease.
2.30 Dividend distribution
Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s and the company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
3. FINANCIAL RISK MANAGEMENT
3.1 Financial risk factor
The Group’s activities expose it to a variety of financial risks: price risk, foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.
(a) Price risk
The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.
To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is made in accordance with the limits set by the Group.
(b) Foreign currency risk
The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Company and its subsidiaries. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.
The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.
112

3. FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(b) Foreign currency risk (continued)
The following table shows the Group’s foreign currency denominated monetary assets and liabilities (in RMB equivalent):
Monetary assets and Currency As at 31 December
liabilities denomination 2013 2012
(RMB’000) (RMB’000)
Cash and cash equivalents USD 69 39
Cash and cash equivalents HKD 18,561 60,910
Other receivables HKD 35 234
Other payables HKD (109) -
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.
As at 31 December 2013, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit before tax for the year would have been RMB924,000 (2012: RMB3,057,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.
(c) Cash flow and fair value interest rate risk
Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.87% (2012: 2.86%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.
The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds bear interest at fixed rates, and expose the Group to fair value interest rate risk.
113

GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(d) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable.

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables				
Due from CRC Group	**667,650**	159,074	**667,645**	159,074
Due from related parties	**294,827**	182,408	**294,050**	181,125
Due from third parties	**497,910**	597,896	**492,308**	595,104
	1,460,387	939,378	**1,454,003**	935,303

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Other receivables excluding prepayments				
Due from related parties	**3,315**	2,114	**3,315**	2,083
Due from third parties	**122,252**	77,541	**116,433**	76,152
	125,567	79,655	**119,748**	78,235

114

3. FINANCIAL RISK MANAGEMENT *(continued)*

3.1 Financial risk factor *(continued)*

(d) Credit risk *(continued)*

	Group and Company	
	2013	2012
	RMB'000	*RMB'000*
Long-term receivable		
Due from a third party	**29,588**	30,863

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realizability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables and actual losses incurred have been within management's expectation.

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash at bank and short-term deposits				
Placed in listed banks in the PRC	**4,895,992**	4,848,956	**4,884,351**	4,827,412
Placed in unlisted banks in the PRC	**250**	—	**250**	—
	4,896,242	4,848,956	**4,884,601**	4,827,412

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

There were no other financial assets carrying a significant exposure to credit risk.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
3. FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(e) Liquidity risk
Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.
Group
Less than 1 year RMB’000
Between 1 and 2 years RMB’000
Between 2 and 5 years RMB’000
At 31 December 2013
Bonds payable (including interests) 3,660,760 - -
Trade and other payables excluding statutory liabilities and advance 1,417,630 - -
Dividends payable 146 - -
Payables for fixed assets and construction-in-progress 856,837 - -
At 31 December 2012
Bonds payable (including interests) 167,650 3,660,760 -
Trade and other payables excluding statutory liabilities and advance 1,565,391 - -
Dividends payable 15 - -
Payables for fixed assets and construction-in-progress 915,081 - -
116

3. FINANCIAL RISK MANAGEMENT (continued)
3.1 Financial risk factor (continued)
(e) Liquidity risk (continued)
Company
Less than 1 year RMB’000
Between 1 and 2 years RMB’000
Between 2 and 5 years RMB’000
At 31 December 2013
Bonds payable (including interests) 3,660,760 - -
Trade and other payables excluding statutory liabilities and advance 1,432,742 - -
Dividends payable 19 - -
Payables for fixed assets and construction-in-progress 856,574 - -
At 31 December 2012
Bonds payable (including interests) 167,650 3,660,760 -
Trade and other payables excluding statutory liabilities and advance 1,596,786 - -
Dividends payable 15 - -
Payables for fixed assets and construction-in-progress 914,926 - -
3.2 Capital risk management
The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total bonds payable less cash and cash equivalents. Total capital is the total equity as shown in the consolidated balance sheet plus net debt.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
3. FINANCIAL RISK MANAGEMENT (continued)
3.2 Capital risk management (continued)
The gearing ratios as at 31 December 2013 and 2012 are as follows:
2013 RMB’000 2012 RMB’000
Total bonds payable (Notes 24) 3,492,723 3,485,473
Less: Cash and cash equivalents (Note 20) (412,678) (675,013)
Net debt 3,080,045 2,810,460
Total equity 26,694,365 25,996,039
Total capital 29,774,410 28,806,499
Gearing ratio 10% 10%
3.3 Fair value estimation
According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:
Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)
As at 31 December 2012 and 2013, the Group did not have any financial instruments that were measured at fair value.
The fair value of bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. As at 31 December 2013, the fair value of bonds payable was approximately RMB3,485,462,000 (2012: RMB3,463,237,000). The fair values are determined by discounted cash flow method using a discount rate of 5.23% (2012: 5.36%). It falls under level 2 in the fair value hierarchy.
As at 31 December 2013 and 2012, the fair values of other financial instruments approximated their carrying values.
118

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1 Critical accounting estimates and assumptions
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(a) The estimates of the depreciable lives of fixed assets
The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.8 and 38(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets. The useful lives and residual values have been reviewed and no change was made in current year.
The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2013 would have been decreased/increased by approximately RMB18,502,000 and RMB22,613,000 respectively (2012: RMB18,524,000 and RMB22,640,000).
(b) Estimated impairment of goodwill
The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9).
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
4.1 Critical accounting estimates and assumptions (continued)
(c) Estimated impairment of non-financial assets (other than goodwill)
In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.
5. SEGMENT INFORMATION
The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.
Senior executives consider the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.
120

5. SEGMENT INFORMATION *(continued)*

The segment results for 2013 and 2012 are as follows:

	The Company's Business		All other segments		Elimination		Total	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Segment revenue								
– Railroad Businesses	**14,696,255**	14,075,844	**–**	–	**–**	–	**14,696,255**	14,075,844
– Other Businesses	**664,635**	621,229	**464,827**	394,813	**(25,040)**	–	**1,104,422**	1,016,042
– Inter-segment revenue	**–**	–	**–**	–	**–**	–	**–**	–
Total revenue	**15,360,890**	14,697,073	**464,827**	394,813	**(25,040)**	–	**15,800,677**	15,091,886
Segment result	**1,706,027**	1,757,476	**(5,011)**	1,048	**737**	(388)	**1,701,753**	1,758,136
Finance costs	**(191,501)**	(186,916)	**(185)**	(157)	**–**	–	**(191,686)**	(187,073)
Share of results of associates	**5,228**	10,906	**–**	–	**–**	–	**5,228**	10,906
Depreciation	**1,409,325**	1,377,855	**4,687**	4,549	**–**	–	**1,414,012**	1,382,404
Amortisation of leasehold land payments	**15,001**	15,001	**920**	987	**–**	–	**15,921**	15,988
Amortisation of long-term prepaid expenses	**12,697**	7,132	**201**	105	**–**	–	**12,898**	7,237
Recognition of employee benefits obligations	**–**	66,650	**–**	–	**–**	–	**–**	66,650
(Reversal of)/provision for impairment of receivables	**(5,788)**	1,464	**(49)**	112	**–**	–	**(5,837)**	1,576

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

5. SEGMENT INFORMATION *(continued)*

A reconciliation of the segment results to profit of 2013 and 2012 is as follows:

	The Company's Business		All other segments		Elimination		Total	
	2013	2012	2013	2012	2013	2012	2013	2012
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment result	1,706,027	1,757,476	(5,011)	1,048	737	(388)	1,701,753	1,758,136
Income tax expense	(426,445)	(436,671)	(4,225)	(4,480)	–	–	(430,670)	(441,151)
Profit for the year	1,279,582	1,320,805	(9,236)	(3,432)	737	(388)	1,271,083	1,316,985

The Group is domiciled in the PRC. All the Group's revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company's Business		All other segments		Elimination		Total	
	2013	2012	2013	2012	2013	2012	2013	2012
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Total segment assets	33,183,049	32,818,371	221,612	229,613	(172,672)	(180,802)	33,231,989	32,867,182
Total segment assets include:								
Investment in associates	142,054	136,826	–	–	–	–	142,054	136,826
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,399,997	1,921,215	16,900	9,210	–	–	1,416,897	1,930,425
Total segment liabilities	6,544,338	6,892,559	105,449	99,595	(112,163)	(121,011)	6,537,624	6,871,143

Revenues of approximately RMB1,723,972,000 (2012: RMB1,881,292,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Company's Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

122

6. FIXED ASSETS

	Group					
	Buildings *RMB'000*	Tracks, bridges and service roads *RMB'000*	Locomotives and rolling stock *RMB'000*	Communications and signalling systems *RMB'000*	Other machinery and equipment *RMB'000*	Total *RMB'000*
At 1 January 2012						
Cost	5,059,618	14,756,797	6,874,014	1,510,971	4,994,334	33,195,734
Accumulated depreciation	(1,410,190)	(2,189,457)	(2,298,881)	(791,398)	(2,513,980)	(9,203,906)
Impairment	–	–	(1,957)	–	(2,791)	(4,748)
Net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080
Year ended 31 December 2012						
Opening net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080
Additions	361	–	565,143	33,157	122,082	720,743
Transfer from construction-in-progress *(Note 7)*	818,849	290,042	42,685	63,510	149,123	1,364,209
Reclassifications	(535)	1,286	–	–	(751)	–
Disposals	(497)	(120,562)	(44,904)	(63)	(1,329)	(167,355)
Impairment	–	–	1,957	–	18	1,975
Depreciation charges	(193,813)	(208,439)	(414,260)	(159,939)	(405,953)	(1,382,404)
Closing net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
At 31 December 2012						
Cost	5,876,441	14,917,817	7,374,288	1,607,556	5,217,526	34,993,628
Accumulated depreciation	(1,602,648)	(2,388,150)	(2,650,491)	(951,318)	(2,874,000)	(10,466,607)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
Year ended 31 December 2013						
Opening net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
Additions due to business combination *(Note 39)*	96,879	10,431	48,307	–	41,198	196,815
Other additions	825	–	85,495	11,330	132,299	229,949
Transfer from construction-in-progress *(Note 7)*	220,601	433,487	35,342	103,342	219,812	1,012,584
Reclassifications	(64)	–	–	(3,984)	4,048	–
Disposals	(4,031)	(219,684)	(18,215)	(253)	(4,748)	(246,931)
Depreciation charges	(220,219)	(210,429)	(436,430)	(152,775)	(394,159)	(1,414,012)
Closing net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653
At 31 December 2013						
Cost	6,186,344	15,114,616	7,486,484	1,711,693	5,579,411	36,078,548
Accumulated depreciation	(1,818,560)	(2,571,144)	(3,048,188)	(1,097,795)	(3,237,435)	(11,773,122)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

6. FIXED ASSETS *(continued)*

	Company					
	Buildings *RMB'000*	Tracks, bridges and service roads *RMB'000*	Locomotives and rolling stock *RMB'000*	Communications and signalling systems *RMB'000*	Other machinery and equipment *RMB'000*	Total *RMB'000*
At 1 January 2012						
Cost	4,940,176	14,726,208	6,874,014	1,510,870	4,974,942	33,026,210
Accumulated depreciation	(1,355,465)	(2,169,345)	(2,298,881)	(791,297)	(2,500,944)	(9,115,932)
Impairment	–	–	(1,957)	–	(2,791)	(4,748)
Net book amount	3,584,711	12,556,863	4,573,176	719,573	2,471,207	23,905,530
Year ended 31 December 2012						
Opening net book amount	3,584,711	12,556,863	4,573,176	719,573	2,471,207	23,905,530
Additions	124	–	565,143	33,157	118,907	717,331
Transfer from construction-in-progress *(Note 7)*	818,849	290,042	42,685	63,510	145,388	1,360,474
Reclassifications	(535)	1,286	–	–	(751)	–
Disposals	(497)	(120,562)	(44,904)	(63)	(1,321)	(167,347)
Impairment	–	–	1,957	–	18	1,975
Depreciation charges	(190,616)	(208,368)	(414,260)	(159,939)	(404,672)	(1,377,855)
Closing net book amount	4,212,036	12,519,261	4,723,797	656,238	2,328,776	24,440,108
At 31 December 2012						
Cost	5,756,761	14,887,228	7,374,288	1,607,455	5,191,652	34,817,384
Accumulated depreciation	(1,544,725)	(2,367,967)	(2,650,491)	(951,217)	(2,860,103)	(10,374,503)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,212,036	12,519,261	4,723,797	656,238	2,328,776	24,440,108
Year ended 31 December 2013						
Opening net book amount	4,212,036	12,519,261	4,723,797	656,238	2,328,776	24,440,108
Additions due to business combination *(Note 39)*	96,879	10,431	48,307	–	41,198	196,815
Other additions	446	–	85,495	11,330	130,664	227,935
Transfer from construction-in-progress *(Note 7)*	220,296	433,301	35,343	103,342	204,446	996,728
Reclassifications	(64)	–	–	(3,984)	4,048	–
Disposals	(565)	(219,684)	(18,215)	(253)	(4,672)	(243,389)
Depreciation charges	(217,368)	(210,278)	(436,430)	(152,775)	(392,474)	(1,409,325)
Closing net book amount	4,311,660	12,533,031	4,438,297	613,898	2,311,986	24,208,872
At 31 December 2013						
Cost	6,073,310	15,084,027	7,486,484	1,711,693	5,537,755	35,893,269
Accumulated depreciation	(1,761,650)	(2,550,996)	(3,048,187)	(1,097,795)	(3,222,996)	(11,681,624)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,311,660	12,533,031	4,438,297	613,898	2,311,986	24,208,872

124

6. FIXED ASSETS *(continued)*

As at 31 December 2013, the ownership certificates of certain buildings of the Group and the Company with an aggregate carrying value of approximately RMB1,703,324,000 and RMB1,656,604,000, respectively (2012: RMB1,614,967,000 and RMB1,565,116,000) had not been obtained by the Group and the Company. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group or the Company.

As at 31 December 2013, fixed assets of the Group and the Company with an aggregate net book value of approximately RMB76,164,000 (2012: RMB46,876,000) had been fully depreciated but they were still in use.

7. CONSTRUCTION-IN-PROGRESS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**679,528**	911,962	**679,528**	911,962
Additions due to business combination *(Note 39)*	**2,700**	—	**2,700**	—
Other additions	**1,021,065**	1,131,775	**1,005,209**	1,128,040
Transfer to fixed assets *(Note 6)*	**(1,012,584)**	(1,364,209)	**(996,728)**	(1,360,474)
Transfer to leasehold land *(Note 8)*	**(147,359)**	—	**(147,359)**	—
At 31 December	**543,350**	679,528	**543,350**	679,528

Construction-in-progress as at 31 December 2013 mainly comprises the construction of new railway stations and improvement on the existing railway equipment in the PRC.

For the year ended 31 December 2013, no interest expense (2012: Nil) was capitalised in the construction-in-progress balance as the impact of interest capitalisation was not material.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
8. LEASEHOLD LAND PAYMENTS
The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analyzed as follows:
Group RMB’000 Company RMB’000 At 1 January 2012 Cost 791,213 750,709
Accumulated amortisation (246,810) (238,161)
Net book amount 544,403 512,548
Year ended 31 December 2012
Opening net book amount 544,403 512,548
Amortisation charges (15,988) (15,001)
Disposal (119) —
Closing net book amount 528,296 497,547
At 31 December 2012 Cost 791,054 750,709
Accumulated amortisation (262,758) (253,162)
Net book amount 528,296 497,547
Year ended 31 December 2013
Opening net book amount 528,296 497,547
Addition 147,359 147,359 Amortisation charges (15,921) (15,001)
Disposal (2,141) —
Closing net book amount 657,593 629,905
At 31 December 2013
Cost 935,572 898,068 Accumulated amortisation (277,979) (268,163)
Net book amount 657,593 629,905
126

8. LEASEHOLD LAND PAYMENTS (continued)
As at 31 December 2013, land use right certificates of certain parcels of land of the Group and the Company with an aggregate area of 2,810,497 and 2,638,867 square meters (2012: 1,280,231 and 1,108,601 square meters), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.
The remaining lease period of leasehold land as at 31 December 2013 was as follows:
Group 2013 RMB’000 2012 RMB’000
Lease of between 10 to 50 years 657,593 528,296
Company 2013 2012 RMB’000 RMB’000
Lease of between 10 to 50 years 629,905 497,547
9. GOODWILL
Group and Company RMB’000 Year ended 31 December 2012 and 2013
Opening net book amount 281,255 Additions — Closing net book amount 281,255
At 31 December 2012 and 2013 Cost 281,255 Accumulated impairment —
Net book amount 281,255
The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

9. GOODWILL *(continued)*

Prior to 1 January 2009, the goodwill had been allocated to a cash-generating units ("CGU") comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to 1 January 2009.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group's railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group's remaining railway business (collectively the "Combined Railway Business") represents the lowest level of cash-generating units within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the cash generating unit ("CGU") comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations are as follows:

Railroad business	**2013**	2012
Gross margin	**28.77%**	26.73%
Growth rate	**2%**	2%
Discount rate	**12.44%**	11.26%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management's estimates as at 31 December 2013, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management's estimates as at 31 December 2013, the Group would have no impairment recognised against goodwill.

128

10. INVESTMENTS IN SUBSIDIARIES

	Company 2013 RMB'000	2012 RMB'000
Unlisted shares, at cost	**86,721**	80,774

(i) As at 31 December 2013, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company Directly	Indirectly	Paid-in capital	Principal activities
Dongguan Changsheng Enterprise Company Limited	22 May 1992	51%	–	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited	1 November 1991	100%	–	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited ("Shenzhen Pinghu Qun Yi") *(Note a)*	11 September 1993	100%	–	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	8 May 1995	67.46%	9.2%	RMB3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	13 November 2001	–	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	–	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	18 December 1986	100%	–	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	23 November 1992	100%	–	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited ("Guangzhou Tielian")	27 December 1994	50.50%	–	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Railway Huangpu Service Company Limited	15 March 1985	100%	–	RMB379,000	Cargo loading and unloading, warehousing, freight transportation

All the above subsidiaries are limited liability companies.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

10. INVESTMENTS IN SUBSIDIARIES *(continued)*

Note a:

In 2013, the Company acquired an additional 45% interest in Shenzhen Pinghu Qun Yi for a cash consideration of RMB5,947,000. The difference between the fair value of the consideration paid and the relevant share of the carrying amount of net assets of Shenzhen Pinghu Qun Yi acquired amounting to RMB1,804,000 was recorded in share premium of equity. After the acquisition, the interest in Shenzhen Pinghu Qun Yi held directly by the Company increased from 55% to 100%.

As at 31 December 2013, the total non-controlling interests was RMB43,821,000 (2012: RMB50,849,000), which was not material to the Group. Therefore, no information on subsidiaries with material non-controlling interests is disclosed.

11. INVESTMENTS IN ASSOCIATES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**—**	—	**210,529**	210,529
Share of net assets	**171,743**	166,515	**—**	—
Less: provision for impairment in value *(Note a)*	**(29,689)**	(29,689)	**(99,454)**	(99,454)
	142,054	136,826	**111,075**	111,075

Note a:

The impairment provision at the Group level as at 31 December 2013 represents full provision for full impairment loss in investment in Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") of approximately RMB29,689,000 (2012: RMB29,689,000) made in prior years ("Zengcheng Lihua Provision").

The provision balance at the Company level as at 31 December 2013 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company's investment in Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") amounting to approximately RMB69,765,000 (2012: RMB69,765,000).

The movement of investments in associates of the Group and Company during the year is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**136,826**	125,920	**111,075**	111,075
Share of results after tax	**5,228**	10,906	**—**	—
End of the year	**142,054**	136,826	**111,075**	111,075

130

11. INVESTMENTS IN ASSOCIATES *(continued)*

As at 31 December 2013, the Group and the Company had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Tiecheng	2 May 1995	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangshen Railway Civil Engineering Company ("Shentu")	1 March 1984	49%	RMB64,000,000	Construction of railroad properties
Zengcheng Lihua	30 July 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services

All the above associates are limited liability companies and they are unlisted companies.

Set out below are the summarised financial information for Tiecheng, Shentu and Zengcheng Lihua which are accounted for using the equity method.

	Assets *RMB'000*	Liabilities *RMB'000*	Revenue *RMB'000*	Profit *RMB'000*	% interest held
2013					
Tiecheng	424,647	226,672	32,338	4,927	49%
Shentu	737,001	645,070	636,588	5,743	49%
Zengcheng Lihua	134,290	406,862	5,516	(6,898)	27%
	1,295,938	1,278,604	674,442	3,772	
2012					
Tiecheng	446,310	253,261	48,007	17,869	49%
Shentu	671,106	584,917	625,634	4,388	49%
Zengcheng Lihua	138,709	404,382	4,165	(4,291)	27%
	1,256,125	1,242,560	677,806	17,966	

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

11. INVESTMENTS IN ASSOCIATES *(continued)*

Reconciliation of the summarised financial information presented to the carrying amount of its interest in associates.

Summarised financial information	Tiecheng		Shentu		Zengcheng Lihua		Total	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Opening net assets	**193,048**	175,180	**86,189**	81,801	**(265,674)**	(261,383)	**13,563**	(4,402)
Profit for the year	**4,927**	17,869	**5,743**	4,388	**(6,898)**	(4,291)	**3,772**	17,966
Other comprehensive income	**—**	—	**—**	—	**—**	—	**—**	—
Closing net assets	**197,975**	193,049	**91,932**	86,189	**(272,572)**	(265,674)	**17,335**	13,564
Interest in associates	**49%**	49%	**49%**	49%	**27%**	27%		
Goodwill	**—**	—	**—**	—	**—**	—	**—**	—
Carrying value	**97,008**	94,594	**45,046**	42,232	**—**	—	**142,054**	136,826

132

12. DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred tax assets:				
— Deferred tax assets to be recovered after more than 12 months	**85,513**	108,170	**85,406**	107,673
— Deferred tax assets to be recovered within 12 months	**27,096**	29,744	**27,096**	29,373
	112,609	137,914	**112,502**	137,046
Deferred tax liabilities:				
— Deferred tax liabilities to crystallise after more than 12 months	**(20,954)**	(28,399)	**(20,954)**	(28,399)
— Deferred tax liabilities to crystallise within 12 months	**(428)**	(354)	**(428)**	(354)
	(21,382)	(28,753)	**(21,382)**	(28,753)
Deferred tax assets (net)	**91,227**	109,161	**91,120**	108,293

The gross movement on the deferred income tax account is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**109,161**	108,079	**108,293**	106,659
Charged to the comprehensive income statement *(Note 32)*	**(17,934)**	1,082	**(17,173)**	1,634
At 31 December	**91,227**	109,161	**91,120**	108,293

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Group				
	At 1 January 2012 *RMB'000*	Charged/ (Credited) to the comprehensive income statement *RMB'000*	At 31 December 2012 *RMB'000*	Credited to the comprehensive income statement *RMB'000*	At 31 December 2013 *RMB'000*
Deferred tax assets:					
Impairment provision for receivables	20,438	365	20,803	(1,518)	19,285
Impairment provision for fixed assets and construction-in-progress	3,039	(493)	2,546	(13)	2,533
Impairment provision for interests in associates	7,422	–	7,422	–	7,422
Impairment provision for materials and supplies	5,398	(887)	4,511	–	4,511
Difference in accounting base and tax base of the government grants	22,713	(728)	21,985	(714)	21,271
Difference in accounting base and tax base of employee benefits obligations	73,773	3,909	77,682	(23,060)	54,622
Loss on disposal of fixed assets	2,915	–	2,915	–	2,915
Other	50	–	50	–	50
	135,748	2,166	137,914	(25,305)	112,609

134

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

	Company				
	At 1 January 2012 *RMB'000*	Charged/ (Credited) to the comprehensive income statement *RMB'000*	At 31 December 2012 *RMB'000*	Credited to the comprehensive income statement *RMB'000*	At 31 December 2013 *RMB'000*
Deferred tax assets:					
Impairment provision for receivables	20,402	365	20,767	(1,518)	19,249
Impairment provision for fixed assets and construction-in-progress	3,039	(493)	2,546	(13)	2,533
Impairment provision for interests in associates	7,422	–	7,422	–	7,422
Impairment provision for materials and supplies	5,398	(887)	4,511	–	4,511
Difference in accounting base and tax base of the government grants	22,713	(728)	21,985	(714)	21,271
Difference in accounting base and tax base of employee benefits obligations	72,439	4,461	76,900	(22,299)	54,601
Loss on disposal of fixed assets	2,915	–	2,915	–	2,915
	134,328	2,718	137,046	(24,544)	112,502

	Group and Company				
	At 1 January 2012 *RMB'000*	Credited/ (Charged) to the comprehensive income statement *RMB'000*	At 31 December 2012 *RMB'000*	Credited/ (Charged) to the comprehensive income statement *RMB'000*	At 31 December 2013 *RMB'000*
Deferred tax liabilities:					
Difference in accounting base and tax base in recognition of fixed assets	19,231	(58)	19,173	(8,142)	11,031
Others	8,438	1,142	9,580	771	10,351
	27,669	1,084	28,753	(7,371)	21,382

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

12. DEFERRED TAX ASSETS/(LIABILITIES) *(continued)*

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB14,894,000 (2012: RMB11,475,000) that can be carried forward against future taxable income as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Tax losses can be carried forward *(Note a)*	**11,572**	7,895	**—**	—
Deductible temporary differences	**3,322**	3,580	**—**	—
	14,894	11,475	**—**	—

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB46,288,000 (2012: RMB31,581,000) will expire in the following years:

	Group	
	2013	2012
	RMB'000	*RMB'000*
2014	**2,022**	2,022
2015	**1,839**	3,169
2016	**10,984**	10,985
2017	**15,405**	15,405
2018	**16,038**	—
	46,288	31,581

136

13. LONG-TERM PREPAID EXPENSES
The movements of long-term prepaid expenses are set forth as follows:
Group 2013 RMB’000 2012 RMB’000
Company 2013 RMB’000 2012 RMB’000
At 1 January
Cost 48,397 — 47,563 —
Accumulated amortisation (8,277) — (8,134) —
Net book amount 40,120 — 39,429 —
Year ended 31 December
Opening net book amount 40,120 — 39,429 —
Additions due to business combination (Note 39) 450 — 450 —
Other additions 5,856 45,557 5,606 44,772
Transfer — 1,800 — 1,789
Amortisation (12,898) (7,237) (12,697) (7,132)
Closing net book amount 33,528 40,120 32,788 39,429
At 31 December
Cost 54,703 48,397 53,619 47,563
Accumulated amortisation (21,175) (8,277) (20,831) (8,134)
Net book amount 33,528 40,120 32,788 39,429
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
14. FINANCIAL INSTRUMENTS BY CATEGORY
Group Loans and receivables RMB’000
Available-for-sale RMB’000
Total RMB’000
Assets as per consolidated balance sheet
As at 31 December 2013:
Available-for-sale investments (Note 15) — 53,826 53,826
Long-term receivable (Note 16) 29,588 — 29,588
Trade and other receivables excluding prepayments (Notes 18 and 19) 1,725,513 — 1,725,513
Short-term deposits (Note 20) 4,483,600 — 4,483,600
Cash and cash equivalents (Note 20) 412,678 — 412,678
Total 6,651,379 53,826 6,705,205
As at 31 December 2012:
Available-for-sale investments (Note 15) — 53,826 53,826
Long-term receivable (Note 16) 30,863 — 30,863
Trade and other receivables excluding prepayments (Notes 18 and 19) 1,124,127 — 1,124,127
Short-term deposits (Note 20) 4,174,000 — 4,174,000
Cash and cash equivalents (Note 20) 675,013 — 675,013
Total 6,004,003 53,826 6,057,829
138

14. FINANCIAL INSTRUMENTS BY CATEGORY (continued)
Group Other financial liabilities RMB’000
Liabilities as per consolidated balance sheet
As at 31 December 2013:
Bonds payable (Note 24) 3,492,723
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27) 1,417,630
Dividends payable 146
Payables for fixed assets and construction-in-progress 856,837
Total 5,767,336
As at 31 December 2012:
Bonds payable (Note 24) 3,485,473
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27) 1,565,391
Dividends payable 15
Payables for fixed assets and construction-in-progress 915,081
Total 5,965,960
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
14. FINANCIAL INSTRUMENTS BY CATEGORY (continued)
Company Loans and receivables RMB’000
Available-for-sale RMB’000 Total RMB’000
Assets as per balance sheet
As at 31 December 2013:
Available-for-sale investments (Note 15) — 52,108 52,108
Long-term receivable (Note 16) 29,588 — 29,588
Trade and other receivables excluding prepayments (Notes 18 and 19) 1,764,156 — 1,764,156
Short-term deposits (Notes 20) 4,480,000 — 4,480,000
Cash and cash equivalents (Notes 20) 404,626 — 404,626
Total 6,678,370 52,108 6,730,478
As at 31 December 2012:
Available-for-sale investments (Note 15) — 52,108 52,108
Long-term receivable (Note 16) 30,863 — 30,863
Trade and other receivables excluding prepayments (Notes 18 and 19) 1,168,851 — 1,168,851
Short-term deposits (Notes 20) 4,168,000 — 4,168,000
Cash and cash equivalents (Notes 20) 659,459 — 659,459
Total 6,027,173 52,108 6,079,281
140

14. FINANCIAL INSTRUMENTS BY CATEGORY (continued)
Company Other financial liabilities RMB’000
Liabilities as per balance sheet
As at 31 December 2013:
Bonds payable (Note 24) 3,492,723
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27) 1,432,742
Dividends payable 19
Payables for fixed assets and construction-in-progress 856,574
Total 5,782,058
As at 31 December 2012:
Bonds payable (Note 24) 3,485,473
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27) 1,596,786
Dividends payable 15
Payables for fixed assets and construction-in-progress 914,926 Total 5,997,200
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

15. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning and the end of the year	**53,826**	53,826	**52,108**	52,108

The equity interests held by the Group and Company in most of these investments are less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at 31 December 2013, no impairment provision was considered necessary by the directors.

16. LONG-TERM RECEIVABLE

	Group and Company	
	2013	2012
	RMB'000	*RMB'000*
Opening net book amount	**30,863**	34,108
Unwinding of interest accrued *(Note 30)*	**3,725**	4,755
Repayment received	**(5,000)**	(8,000)
Closing net book amount	**29,588**	30,863

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

142

17. MATERIALS AND SUPPLIES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**183,676**	227,772	**179,905**	224,169
Reusable rail-line track materials	**104,338**	103,991	**104,338**	103,991
Accessories	**100,281**	101,771	**100,281**	101,771
Retailing consumables	**3,652**	3,763	**—**	—
	391,947	437,297	**384,524**	429,931

The costs of materials and supplies consumed by the Group during the year were recognised as 'operating expenses' in the amount of approximately RMB1,925,798,000 (2012: RMB1,850,297,000).

For the year ended 31 December 2013, the balance of the provision for write-down of materials and supplies to net realisable values was approximately RMB18,044,000 (2012: RMB18,044,000). No additional provision was made in 2013.

18. TRADE RECEIVABLES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**1,561,109**	1,005,932	**1,553,587**	1,000,754
Including: receivables from related parties	**326,826**	226,938	**325,342**	224,952
Less: Provision for impairment of receivables	**(6,195)**	(5,907)	**(5,945)**	(5,657)
	1,554,914	1,000,025	**1,547,642**	995,097

As at 31 December 2013, the Group and Company's trade receivables were all denominated in RMB (2012: RMB).

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18. TRADE RECEIVABLES *(continued)*

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**1,460,387**	939,378	**1,454,003**	935,303
Over 1 year but within 2 years	**56,284**	48,881	**55,990**	48,616
Over 2 years but within 3 years	**27,235**	6,653	**27,231**	6,065
Over 3 years	**17,203**	11,020	**16,363**	10,770
	1,561,109	1,005,932	**1,553,587**	1,000,754

As at 31 December 2013, the Group and the Company's trade receivables of approximately RMB94,527,000 (2012: RMB60,646,000) and RMB93,639,000 (2012: RMB59,793,000), respectively were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 1 year but within 2 years	**56,284**	48,881	**55,990**	48,616
Over 2 year but within 3 years	**27,235**	6,653	**27,231**	6,065
Over 3 years	**11,008**	5,112	**10,418**	5,112
	94,527	60,646	**93,639**	59,793

144

18. TRADE RECEIVABLES *(continued)*

As at 31 December 2013, the Group and the Company's trade receivables of approximately RMB6,195,000 (2012: RMB5,907,000) and RMB5,945,000 (2012: RMB5,657,000), respectively had been impaired and provided for. The amount of the provision made by the Group and the Company was approximately RMB6,195,000 and RMB5,945,000 respectively as at 31 December 2013 (2012: RMB5,907,000 and RMB5,657,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 5 years	**6,195**	5,907	**5,945**	5,657

Movements on the provision for impairment of trade receivables are as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**5,907**	5,244	**5,657**	4,994
Provision for impairment loss	**591**	663	**591**	663
Reversal of impairment loss provision	**(19)**	—	**(19)**	—
Receivables written off during the year as uncollectible	**(284)**	—	**(284)**	—
At 31 December	**6,195**	5,907	**5,945**	5,657

The creation and release of provision for impaired receivables have been included in operating expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

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19. PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due from third parties	**155,638**	110,523	**149,615**	108,937
Due from subsidiaries	**—**	—	**51,786**	51,075
Due from related parties	**88,735**	36,865	**88,735**	36,834
	244,373	147,388	**290,136**	196,846

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Other receivables	**232,317**	192,229	**277,363**	240,963
Less: Provision for impairment loss *(Note a)*	**(61,718)**	(68,127)	**(60,849)**	(67,209)
Other receivables, net *(Note b)*	**170,599**	124,102	**216,514**	173,754
Prepayments *(Note c)*	**73,774**	23,286	**73,622**	23,092
	244,373	147,388	**290,136**	196,846

(a) Included in the amount was a provision of approximately RMB24,965,000 set up by the Company in prior years, against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"). The Company was unable to recover the deposit from Li Cheng upon maturity and the Company has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.

(b) Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group and the Company.

(c) Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company.

146

19. PREPAYMENTS AND OTHER RECEIVABLES (continued)
Movements on the provision for impairment of other receivables are as follows:
Group Company
2013 2012 2013 2012
RMB’000 RMB’000 RMB’000 RMB’000
At 1 January
68,127
67,214
67,209
66,408
Provision for impairment loss
43
914
43
802
Reversal of impairment loss provision
(6,452)
(1)
(6,403)
(1)
At 31 December
61,718
68,127
60,849
67,209
The carrying amounts of the Group’s and the Company’s prepayment and other receivables are denominated in the following currencies:
Group Company
2013 2012 2013 2012
RMB’000 RMB’000 RMB’000 RMB’000 RMB
244,338
147,154
290,101
196,612
HKD
35
234
35
234
244,373
147,388
290,136
196,846
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

20. CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash at bank and on hand	**321,178**	427,513	**314,626**	419,459
Term deposits with initial term of no longer than three months	**91,500**	247,500	**90,000**	240,000
Cash and cash equivalents	**412,678**	675,013	**404,626**	659,459
Term deposits with initial term of over three months *(Note a)*	**4,483,600**	4,174,000	**4,480,000**	4,168,000
	4,896,278	4,849,013	**4,884,626**	4,827,459

Note a: The original effective interest rate of time deposits was 3.05% (2012: 3.21%).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
USD	**69**	39	**69**	39
HKD	**18,561**	60,910	**18,561**	60,910
RMB	**4,877,648**	4,788,064	**4,865,996**	4,766,510
	4,896,278	4,849,013	**4,884,626**	4,827,459

148

21. SHARE CAPITAL
As at 31 December 2013, the total authorised number of ordinary shares is 7,083,537,000 shares (2012: 7,083,537,000 shares) with a par value of RMB1.00 per share (2012: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other. (2012: divided into A shares and H shares. They rank pari passu against each other (see details below).)
As at
As at 31 December
31 December Group and Company
2012 Movement
2013 RMB’000 RMB’000 RMB’000
Authorised, issued and fully paid:
Listed shares — H shares
1,431,300 —
1,431,300 — A shares
5,652,237 —
5,652,237 Total
7,083,537 —
7,083,537
22. RESERVES
According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.
When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
22. RESERVES (continued)
The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.
For the year ended 31 December 2013 and 2012, the directors proposed the following appropriations to reserves of the Company:
2013 2013 2012 2012
Percentage RMB’000
Percentage RMB’000
Statutory surplus reserve
10%
128,481
10%
133,171
In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS.
For the year 2013, the movement of ‘Special reserve — Safety Production Fund’ of the Group and Company are as below:
Group and Company
2013 2012
RMB’000 RMB’000
Beginning of the year
—
—
Appropriation
200,839
134,265
Utilization
(200,839)
(134,265)
End of the year
—
—
150

22. RESERVES (continued)
The Company is engaged in passenger and freight transportation business. In accordance with the regulation issued by Ministry of Finance and State Administration of Work Safety, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:
(a) 1% for regular freight business;
(b) 1.5% for passenger transportation, dangerous goods delivery business and other special business.
The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to comprehensive income statement. Meanwhile, the Safety Production Fund reserve is released back to retained earnings.
23. DEFERRED INCOME RELATED TO GOVERNMENT GRANTS
Group and Company
2013 2012
RMB’000
RMB’000
Beginning of the year
92,864
96,022
Additions
2,683
480
Amortisation (Note 30)
(5,143)
(3,638)
End of the year
90,404
92,864
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
24. BONDS PAYABLE
Group and Company
At 1 January 2013
Addition
Amortisation
At 31 December 2013
RMB’000 RMB’000 RMB’000 RMB’000
09 Guangshen Tie MTN1
3,485,473
—
7,250
3,492,723
The Company issued bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will be matured in five years from the issue date at their nominal value of RMB3,500,000,000 and bear a coupon interest rate of 4.79% per annum.
On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum.
The Group’s bonds payable were repayable as follows:
Group and Company
2013 2012
RMB’000 RMB’000
Within one year
3,492,723 —
Between 1 and 2 years —
3,485,473
Group and Company
2013 2012
RMB’000
RMB’000
Wholly repayable within 5 years
3,492,723
3,485,473
As the bonds would be mature within one year, they were reclassified as current liabilities as at 31 December 2013.
152

25. EMPLOYEE BENEFITS OBLIGATIONS

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefits obligations	**113,733**	229,966	**113,434**	225,804
Less: current portion included in accruals and other payables *(Note 27)*	**(105,824)**	(116,065)	**(105,525)**	(114,581)
	7,909	113,901	**7,909**	111,223

Note a:

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013
25. EMPLOYEE BENEFITS OBLIGATIONS (continued)
The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).
The movement in the employee benefits obligation over the year is as follows:
Group Company
2013 2012 2013 2012
RMB’000 RMB’000 RMB’000 RMB’000
At 1 January
229,966
237,613
225,804
230,117
Additions (Note 29) —
66,650 —
66,650
Unwinding of interest (Note 31)
9,127
9,415
9,127
9,415
Payments
(125,360)
(83,712)
(121,497)
(80,378)
At 31 December
113,733
229,966
113,434
225,804
154

26. TRADE PAYABLES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Payables to third parties	**666,899**	825,527	**647,094**	813,724
Payables to related parties	**273,146**	306,097	**270,410**	304,820
	940,045	1,131,624	**917,504**	1,118,544

The aging analysis of trade payables was as follows:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**844,450**	1,050,233	**822,307**	1,037,420
Over 1 year but within 2 years	**71,241**	50,645	**71,024**	50,551
Over 2 years but within 3 years	**14,232**	29,168	**14,222**	29,148
Over 3 years	**10,122**	1,578	**9,951**	1,425
	940,045	1,131,624	**917,504**	1,118,544

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

27. ACCRUALS AND OTHER PAYABLES

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due to third parties	**829,281**	865,865	**800,990**	835,026
Due to subsidiaries	**—**	—	**60,377**	69,184
Due to related parties	**50,298**	37,049	**50,261**	37,025
	879,579	902,914	**911,628**	941,235

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Other taxes payable	**59,929**	166,992	**56,461**	164,335
Other deposits received	**173,164**	130,566	**155,525**	118,086
Deposits received for construction projects	**116,600**	117,577	**116,600**	117,577
Employee benefits obligations *(Note 25)*	**105,824**	116,065	**105,525**	114,581
Salary and welfare payables	**115,327**	102,601	**114,181**	101,125
Advances received from customers	**120,914**	83,489	**120,223**	82,952
Deposits received from ticketing agencies	**26,106**	29,426	**26,106**	29,426
Housing maintenance fund	**16,045**	15,987	**16,045**	15,987
Other payables	**145,670**	140,211	**200,962**	197,166
	879,579	902,914	**911,628**	941,235

28. AUDITORS' REMUNERATION

Auditors' remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2013 were RMB8,080,000 and RMB430,000, respectively (2012: RMB7,700,000 and RMB250,000, respectively).

156

29. LABOUR AND BENEFITS

	2013 *RMB'000*	2012 *RMB'000*
Wages and salaries	**3,127,540**	2,786,721
Provision for medical and other employee benefits	**562,716**	507,962
Contributions to a defined contribution pension scheme *(a)*	**517,807**	429,721
Contributions to the housing scheme *(b)*	**217,129**	183,884
Employee benefits obligations *(Note 25)*	**—**	66,650
	4,425,192	3,974,938

(a) Pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.

(b) Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 9% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 9% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

29. LABOUR AND BENEFITS *(continued)*

(c) Directors' and senior executives' emoluments

The remuneration of each Director of the Company for the year ended 31 December 2013 is set out below:

	2013					
Name of Director	Fee *RMB'000*	Salary *RMB'000*	Bonus *RMB'000*	Employer's contribution to pension scheme *RMB'000*	Other benefits *RMB'000*	Total *RMB'000*
Directors						
Li, Wenxin	–	–	–	–	–	–
Shen, Yi *(i)*	–	113	150	31	40	334
Sun, Jing	–	–	–	–	–	–
Li, Liang	–	–	–	–	–	–
Yu, Zhiming						
Luo, Qing	–	104	118	29	38	289
Lo, Mun Lam	–	134	–	–	–	134
Liu, Xueheng	–	134	–	–	–	134
Liu, Feiming	–	112	–	–	–	112
Supervisors						
Xu, Ling	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–
Shen, Jiancong	–	–	–	–	–	–
Li, Zhiming	–	–	–	–	–	–
Xu, Huiliang	–	99	72	30	39	240
Senior Executives						
Mu, Anyun	–	106	117	31	38	292
Tang, Xiangdong	–	103	118	28	37	286
Guo, Xiangdong	–	104	118	30	37	289

(i) The emolument of chief executive, Shen Yi, is disclosed as director in the above.

158

29. LABOUR AND BENEFITS *(continued)*

(c) Directors' and senior executives' emoluments *(continued)*

The remuneration of each Director of the Company for the year ended 31 December 2012 is set out below:

	2012					
Name of Director	Fee *RMB'000*	Salary *RMB'000*	Bonus *RMB'000*	Employer's contribution to pension scheme *RMB'000*	Other benefits *RMB'000*	Total *RMB'000*
Directors						
Xu, Xiaoming *(ii)*	–	–	–	–	–	–
Li, Wenxin	–	–	–	–	–	–
Shen, Yi *(iii)*	–	108	353	27	38	526
Sun, Jing *(i)*	–	–	–	–	–	–
Li, Liang	–	–	–	–	–	–
Yu, Zhiming	–	–	–	–	–	–
Luo, Qing	–	99	265	26	36	426
Lo, Mun Lam	137	–	–	–	–	137
Liu, Xueheng	137	–	–	–	–	137
Liu, Feiming	112	–	–	–	–	112
Supervisors						
Xu, Ling	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–
Shen, Jiancong	–	–	–	–	–	–
Li, Zhiming	–	–	–	–	–	–
Xu, Huiliang	–	97	132	26	37	292
Chen, Jianping *(ii)*	–	35	141	18	19	213
Senior Executives						
Mu, Anyun	–	100	263	26	37	426
Tang, Xiangdong	–	98	264	25	36	423
Guo, Xiangdong	–	99	264	25	36	424

(i) Appointed as director on 22 May 2012;
(ii) Resigned from the positions on 30 January 2012;
(iii) The emolument of chief executive, Shen Yi, is disclosed as director in the above.

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

29. LABOUR AND BENEFITS *(continued)*

(c) Directors' and senior executives' emoluments *(continued)*

During the year ended 31 December 2013, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2012: Nil).

(d) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two directors (2012: two), and three senior executives (2012: three), whose emoluments have already been reflected in the analysis presented above.

The emolument range of each individual is in the band of Nil to HK$1,000,000 (equivalent to RMB786,230) (2012: same).

30. OTHER INCOME AND OTHER GAINS — NET

	2013 ***RMB'000***	2012 *RMB'000*
Loss on disposal of fixed assets, leasehold land and construction-in-progress	**(136,986)**	(90,024)
Interest income from banks	**137,958**	152,803
Dividend income on available-for-sale investments	**4,904**	5,254
Government grants *(Note 23)*	**5,143**	3,638
Unwinding of interest accrued on long-term receivable *(Note 16)*	**3,725**	4,755
Write-off of long outstanding payables	**295**	3,134
Others	**(136)**	(7,745)
	14,903	71,815

160

31. FINANCE COSTS
Interest expense
Unwinding of interest for employee benefit obligations
(Note 25)
Amortisation of bonds payable (Note 24)
Bank charges
Net foreign exchange losses/(gains)
2013
RMB’000
167,650
9,127
7,250
5,522
2,137
191,686
2012
RMB’000
167,650
9,415
6,905
3,609
(506)
187,073
32. INCOME TAX EXPENSE
In 2013 and 2012, the applicable income tax rate was 25%.
An analysis of the current year taxation charges is as follows:
Current income tax
Deferred income tax (Note 12)
2013
RMB’000
412,736
17,934
430,670
2012
RMB’000
442,233
(1,082)
441,151
161

GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

32. INCOME TAX EXPENSE *(continued)*

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2013 **RMB'000**	2012 RMB'000
Profit before tax	**1,701,753**	1,758,136
Tax calculated at the statutory rate of 25% (2012: 25%)	**425,438**	439,534
Effect of tax rates differentials	**119**	28
Effect of income not subject to tax	**(2,533)**	(4,040)
Effect of expenses not deductible for tax purposes	**3,969**	2,462
Tax losses for which no deferred tax asset was recognised	**4,010**	3,851
Utilisation of previously unrecognised tax losses	**(333)**	(684)
Income tax expense	**430,670**	441,151

The effective tax rate was 25.3% (2012: 25.1%).

33. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year was approximately RMB1,279,582,000 (2012: RMB1,320,805,000).

34. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB1,273,841,000 (2012: RMB1,318,938,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2012: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

162

35. DIVIDENDS
The dividends paid to the ordinary shareholders of the Company in 2013 and 2012 were RMB566,683,000 (RMB0.08 per share) and RMB708,354,000 (RMB0.1 per share) respectively.
Final, proposed, of RMB0.08 (2012: RMB0.08) per ordinary share
2013
RMB’000
566,683
2012
RMB’000
566,683
At a meeting of the directors held on 27 March 2014, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2013, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2013.
The aggregate amounts of the dividends paid and proposed during the year ended 31 December 2013 and 2012 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

36. CASH FLOW GENERATED FROM OPERATIONS

(a) Reconciliation from profit before income tax to cash generated from operations:

	2013 **RMB'000**	2012 RMB'000
Profit before income tax:	**1,701,753**	1,758,136
Adjustments for:		
Depreciation of fixed assets *(Note 6)*	**1,414,012**	1,382,404
Amortisation of leasehold land payments *(Note 8)*	**15,921**	15,988
Loss on disposal of fixed assets, leasehold land and construction-in-progress *(Note 30)*	**136,986**	90,024
Amortisation of long-term prepaid expenses	**12,898**	7,237
Recognition of employee benefits obligations *(Note 25)*	**—**	66,650
Unwinding of interest for employee benefit obligations *(Note 25)*	**9,127**	9,415
Share of results of associates *(Note 11)*	**(5,228)**	(10,906)
Dividends income on available-for-sale investments *(Note 30)*	**(4,904)**	(5,254)
(Reversal of)/provision for impairment of receivables	**(5,837)**	1,576
Write-off of long outstanding of payables *(Note 30)*	**(295)**	(3,134)
Amortisation of bonds payable *(Note 24)*	**7,250**	6,905
Amortisation of government grants related to property, plant and equipment *(Note 23)*	**(3,107)**	(3,158)
Interest expense	**167,650**	167,650
Interest income	**(129,711)**	(129,688)
Operating profit before working capital changes	**3,316,515**	3,353,845
Increase in trade receivables	**(550,421)**	(386,690)
Decrease/(increase) in materials and supplies	**70,264**	(72,158)
(Increase)/decrease in prepayments and other receivables	**(94,178)**	4,135
Decrease in long-term receivable	**5,000**	8,000
(Decrease)/increase in trade payables	**(282,972)**	66,883
Decrease in employee benefits obligations	**(105,992)**	(54,375)
Increase/(decrease) in accrued expenses and other payables	**64,870**	(44,623)
Cash generated from operations	**2,423,086**	2,875,017

164

36. CASH FLOW GENERATED FROM OPERATIONS (continued)
(b) In the cash flow statement, proceeds from disposal of fixed assets, leasehold land and construction-in-progress comprise:

	2013	2012
	RMB’000	RMB’000
Net book amount (Note 6, 7 and 8)	249,072	165,499
Receivable arising from disposal of fixed assets, leasehold land	(12,334)	—
Transfer to inventories	(24,502)	(34,404)
Loss on disposal of fixed assets, leasehold land and construction-in-progress	(136,986)	(90,024)
Proceeds from disposal of fixed assets, leasehold land and construction-in-progress	75,250	41,071

37. CONTINGENCY
There were no significant contingent liabilities as at the date of approval of these financial statements.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
38. COMMITMENTS
(a) Capital commitments
As at 31 December 2013, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	Group		Company
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Authorised but not contracted for	1,305,943	1,690,080	1,305,943	1,690,080
Contracted but not provided for	150,677	176,038	150,677	176,038

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow.
(b) Operating lease commitments
In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2013, the related lease rental paid and payable was RMB56,000,000 (2012: RMB54,800,000).
166

39. BUSINESS COMBINATIONS
On 30 November 2013, the Company entered into an agreement to acquire the freight service business and related assets of China Railway Express Co., Ltd. Guangzhou Branch (“CREC”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT”), the subsidiaries of CRC which operate freight service business.
The purchase considerations for CREC and CRCT were approximately RMB102,284,000 and RMB76,894,000 respectively.
On 30 November 2013, control of the assets and operations of CREC and CRCT were transferred to the Company. Accordingly the directors of the Company determined that the effective date of acquisition was 30 November 2013. The results of the operations of the above-mentioned entities have been included in the Group’s consolidated comprehensive income statement from 30 November 2013 onwards.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

39. BUSINESS COMBINATIONS *(continued)*

The following table summarizes the consideration paid for CREC and CRCT, the fair value of assets acquired and liabilities assumed at the acquisition date:

	China Railway Express Co., Ltd. Guangzhou Branch *RMB'000*	China Railway Container Transport Co. Ltd. Dalang Processing Station *RMB'000*
Cash consideration paid	95,687	—
Cash consideration payable	6,597	79,897
Total consideration	102,284	79,897
Recognised amounts of identifiable assets acquired and liabilities assumed:		
Cash and cash equivalents	—	808
Trade and other receivables	—	65
Inventories	237	176
Other current assets	—	24
Property, plant and equipment	101,615	95,200
Construction-in-progress	—	2,700
Long-term prepaid expenses	432	18
Trade and other payables	—	(15,020)
Other liabilities	—	(4,074)
Total identifiable net assets	102,284	79,897
Goodwill	—	—

Outflow of cash to acquire business, net of cash acquired

	China Railway Express Co., Ltd. Guangzhou Branch *RMB'000*	China Railway Container Transport Co. Ltd. Dalang Processing Station *RMB'000*
— Cash consideration paid in 2013	(95,687)	—
— Cash and cash equivalents balance acquired	—	808
— Net cash flows on acquisition	(95,687)	808

168

40. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a) Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b) Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries	
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company ("GEDC")	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

40. RELATED PARTY TRANSACTIONS *(continued)*

(b) Nature of the principal related parties that do not control/are not controlled by the Company: *(continued)*

Name of related parties	Relationship with the Company
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Guangshengang Passenger Special Line Company Limited *(i)*	Subsidiary of the single largest shareholder
Guangdong Guangzhu Intercity Rail Transportation Company Limited *(ii)*	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Associates of the Group	
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

170

40. RELATED PARTY TRANSACTIONS *(continued)*

(b) Nature of the principal related parties that do not control/are not controlled by the Company: *(continued)*

(i) In March 2012, the Guangzhou Railway Group disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from 1 January 2012 to the date loss of control were still disclosed as related party transactions.

(ii) In November 2012, the Guangzhou Railway Group disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from 1 January 2012 to the date loss of control were still disclosed as related party transactions.

(c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2013 ***RMB'000***	2012 *RMB'000*
Provide Services and sales of goods		
Transportation related services		
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries *(i)*	**367,745**	352,973
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries *(ii)*	**1,255,572**	1,238,431
Revenue from railway operation service provided to Guangzhou Railway Group's subsidiaries *(iii)*	**76,480**	278,669
	1,699,797	1,870,073

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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

40. RELATED PARTY TRANSACTIONS *(continued)*

(c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: *(continued)*

	2013 **RMB'000**	2012 RMB'000
Other services		
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries *(v)*	**24,174**	11,218
Receive Services and purchase		
Transportation related services		
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries *(i)*	**665,189**	653,787
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries *(ii)*	**1,564,499**	1,578,108
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights *(Note 38(b))*	**56,000**	54,800
	2,285,688	2,286,695
Other services		
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway *(iii)*	**67,990**	93,090
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries *(iv)*	**346,831**	240,761
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries *(vi)*	**666,771**	766,309
Provision of construction services by Guangzhou Railway Group and its subsidiaries *(vii)*	**229,999**	287,903
Others	**12,889**	—
	1,324,480	1,388,063

172

40. RELATED PARTY TRANSACTIONS (continued)
(c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: (continued)
(i) The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii) Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii) The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(iv) The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(v) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(vi) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(vii) Determined by the budget under the national railway engineering quota.
(d) Key management compensation
The compensation paid or payable to key management for employee services is shown in Note 29(c) in the sections of Directors and Senior Executives.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013 年年度報告

40. RELATED PARTY TRANSACTIONS *(continued)*

(e) As at 31 December 2013, the Group and the Company had the following material balances maintained with related parties:

	Group		Company	
	2013	2012	**2013**	2012
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due from Guangzhou Railway Group	**236,609**	194,679	**235,363**	193,067
— Trade receivables *(i)*	**196,439**	189,307	**195,193**	187,695
— Prepayments and other receivables	**40,170**	5,372	**40,170**	5,372
Due to Guangzhou Railway Group	**35,316**	22,914	**35,298**	22,895
— Trade payables *(i)*	**34,137**	21,679	**34,137**	21,679
— Other payables	**1,179**	1,235	**1,161**	1,216
Due from subsidiaries of Guangzhou Railway Group	**174,553**	67,321	**174,315**	66,916
— Trade receivables	**130,387**	37,631	**130,149**	37,257
Less: impairment provision	**—**	(19)	**—**	(19)
— Prepayments and other receivables	**44,166**	29,709	**44,166**	29,678
Due to subsidiaries of Guangzhou Railway Group	**281,810**	314,856	**279,055**	313,574
— Trade payables *(ii)*	**237,847**	282,266	**235,111**	280,989
— Other payables *(iii)*	**43,963**	32,590	**43,944**	32,585
Due from associates	**4,399**	1,784	**4,399**	1,784
— Prepayments and other receivables	**16,711**	14,096	**16,711**	14,096
Less: impairment provision *(v)*	**(12,312)**	(12,312)	**(12,312)**	(12,312)
Due to associates	**6,318**	5,376	**6,318**	5,376
— Trade payables	**1,162**	2,152	**1,162**	2,152
— Other payables *(iv)*	**5,156**	3,224	**5,156**	3,224
Due from subsidiaries	**—**	—	**51,786**	51,075
— Prepayments and other receivables	**—**	—	**51,786**	51,075
Due to subsidiaries	**—**	—	**60,377**	69,184
— Other payables	**—**	—	**60,377**	69,184

174

40. RELATED PARTY TRANSACTIONS (continued)
(e) As at 31 December 2013, the Group and the Company had the following material balances maintained with related parties: (continued)

		Group		Company
		2013	2012	2013	2012
		RMB’000	RMB’000	RMB’000	RMB’000
Prepayment for fixed assets and construction-in-progress		1,092	32,417	1,092	32,417
—	Guangzhou Railway Group and its subsidiaries	1,092	1,092	1,092	1,092
—	Associates	—	31,325	—	31,325
Payables for fixed assets and construction-in-progress		174,522	224,968	174,522	224,968
—	Guangzhou Railway Group and its subsidiaries	135,029	45,883	135,029	45,883
—	Associates	39,493	179,085	39,493	179,085

(i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv) The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.
(v) Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As at 31 December 2013, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES
On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions, the Company discloses these transactions with CRC Group for 2013 and 2012. Unless otherwise specified, the transactions disclosed below have excluded the transactions with Guangzhou Railway Group and its subsidiaries disclosed in Note 40.
The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. As at 31 December 2013, the cooperation mode and pricing model did not change.
176

41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)
(a) Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:
2013
2012
RMB’000
RMB’000
Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)
30,450 141,664
Revenue collected by CRC for services provided to CRC Group (ii)
2,070,966 2,235,810
Revenue from railway operation service provided to CRC Group (vi)
968,477 824,126
3,069,893 3,201,600
Other services
Provision of repairing services for cargo trucks to CRC Group (ii)
286,265 247,335
Sales of materials and supplies to CRC Group (vii)
65,897 107,759
Provision of apartment leasing services to CRC Group (iii)
780 —
352,942 355,094
Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)
264,372 213,755
Cost settled by CRC for services provided by CRC Group (ii)
1,457,451 1,425,412
1,721,823 1,639,167
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)
(a) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with the CRC Group: (continued)

	2013	2012
	RMB’000	RMB’000
Other services
Provision of repair and maintenance services by CRC Group (iii)	68,963	51,810
Purchase of materials and supplies from CRC Group (iv)	131,061	390,314
	200,024	442,124

(i) The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii) Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii) The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(v) Determined by the budget under the national railway engineering quota.
(vi) The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(vii) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
178

41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)
(b) Revenue collected and settled through the CRC:
2013
2012
RMB’000
RMB’000
Revenue collected through the CRC
— Passenger transportation
7,740,887 7,522,886
— Freight transportation
871,173 764,359
— Luggage and parcel
100,884 —
8,712,944 8,287,245
The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems.
(c) Balances due from/to CRC Group:
As at 31 December
2013
2012
RMB’000
RMB’000
Due from CRC Group
— Trade receivables
667,800 522,739
— Other receivables
1,452 341
Due to CRC Group
— Trade payables
150,292 49,381
— Other payables
321 125
42. SUBSEQUENT EVENTS
Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.
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GUANGSHEN RAILWAY ANNUAL REPORT 2013
Chapter 11
Documents Available for Inspection
Documents available for inspection include:
1. Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;
2. Original of the audit report and financial statements prepared under PRC GAAP signed and stamped by PricewaterhouseCoopers Zhong Tian LLP and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper;
3. All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Securities Daily during the reporting period;
4. Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market.
The documents are placed at Secretariat to the Board of the Company.
180